UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)

Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

DEAR SHAREHOLDERS

We are pleased to report that the third quarter showed some signs of improvement in both order intake and in operating income, and that this quarter will be the last to include the results from our coal and minerals customer group and workshop in Cologne. As previously announced, we completed the disposal of these operations in early October.

The disposal of the coal and minerals operations and the workshop in Cologne to McNally Bharat Engineering allows us to focus on our core competencies and significantly reduces the fixed cost base of our business. We retained the rights to our roller press, a proprietary KHD design with its genesis in the cement business, when we divested our coal and minerals customer group as it has many successful applications in the minerals processing industry and is a cornerstone of our service business. This is a significant step in moving towards becoming a customer focused service company, providing environmentally friendly technologies.

It has also been a year since we began to see the impact of the dramatic slowdown in our main cement market and started to develop our restructuring plans. We are making good progress with the implementation of our new operating structure and now have a clear direction for KHD to create a business that is sustainable over the longer term.

At December 31, 2008, we classified $159.2 million of the contracts in our order backlog as ‘at risk’. During the third quarter of 2009, after critical analysis of these contracts and continued negotiations with the respective customers, we determined that contracts aggregating $95.8 million would not be proceeding and such contracts were removed from our order backlog at September 30, 2009. The remainder of contracts previously identified as at risk are now considered to be normal contracts and remain in our order backlog.

Before describing our results from and through the third quarter, we’d like to explain a change in the format of the quarterly letter to KHD shareholders. Previous letters have presented results in a format very similar to that required in the management discussion and analysis section of the regulatory filing which follows this letter. Some shareholders have let the company know they found this to be of limited value, especially considering that the very same material was presented in our quarterly shareholder conference calls.

We agree; so we’ve made some changes. Starting this quarter, we will be making a shareholder presentation available on our website simultaneously with the release of our financial results. The materials made available in this manner will include informative and easy-to-follow graphic presentations of the results and trends. Our quarterly investor calls will use this material as a basis for shareholder discussions. This investor presentation eliminates the need for graphics within the shareholder letter.

Another change in the material included in the shareholder letter deals with our quarterly results. In prior letters, and as required in the financial presentation of the regulatory filing that accompanies this letter, we described our quarterly results using “year over year” comparisons. Considering the dramatic changes in economic conditions, we believe the comparison of 2009 quarters to 2008 quarters to be of limited value. We believe a more informative presentation is “quarter over quarter” as this more accurately portrays the improvement, or lack thereof, in KHD’s business during this recovery period. The year over year comparison of the individual quarters is still provided in the regulatory filing. All presentations of year to date results utilize a year over year comparison.

We hope that our shareholders will consider these format changes as improvements. If not, be sure to let us know.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

THIRD QUARTER OPERATING RESULTS

Order intake in the third quarter, excluding the terminated customer contracts, was $113.0 million compared with $31.1 million in the prior quarter. Of this, $76.8 million related to cement orders and $36.2 million to coal and minerals. Cement order intake was more than three times the level of the previous quarter and 9.4% higher than the order intake in the first quarter.

Order backlog as of September 30, 2009 was $626.3 million, a decrease of 14.4% from the second quarter of 2009. Of this, $542.7 million is associated with cement projects and $15.6 million is associated with our roller press technologies and capabilities, which will together comprise our order backlog going forward.

During the quarter, the Euro strengthened against the US dollar to 1.46 from 1.40 at the end of the second quarter of 2009.

Revenues were $148.2 million in the quarter, which represents an increase of 40.0% compared with the second quarter of 2009.

Gross profit increased by 33.0% to $29.0 million, from $21.8 million in the second quarter of 2009. Excluding the reversal of restructuring costs and terminated customer contracts, gross profit margins fell to 17.4% compared with 23.0% in the previous quarter. Gross margins in the third quarter were adversely affected by our recognition of losses on a limited number of projects, as contract performance is reviewed monthly and any anticipated losses are recognized immediately. Overall, however, the overwhelming majority of our projects are on schedule and are anticipated to be profitable.

Operating income increased to $11.5 million from $2.5 million in the previous quarter. This was due to higher gross profit, higher income from our royalty interest in the Wabush iron ore mine, and lower selling, general and administrative costs.

Earnings per share on a diluted basis for the third quarter were $0.25 as compared to a loss per share of $0.25 on a diluted basis in the prior quarter.

Net cash flow during the quarter was strong due to positive working capital movements. Cash and cash equivalents at the end of the period were $407.4 million compared with $355.2 million at the end of the previous quarter.

NINE MONTHS OPERATING RESULTS

On a nine month basis, revenues were $366.2 million, a decline of 22.9% from $474.7 million for the same period in 2008. This reflects the phasing of some projects, as well as, to a certain extent, a slowdown in business activity. Gross profit during the same period declined to $70.1 million from $90.1 million, excluding the effect of restructuring costs and terminated customer contracts. Gross profit margins increased slightly to 19.1% from 19.0%. This reflects good project execution and we are pleased that we have managed to maintain this level of profitability.

Operating income, however, decreased to $12.6 million from $70.6 million in the nine month period. This was due to several factors: a significant decrease in the level of royalty income from KHD’s royalty interest in the Wabush iron ore mine, higher selling, general and administrative expenses and restructuring costs of $10.8 million.

Earnings per share on a diluted basis for the nine month period were $0.04 as compared to $1.89 per share for the same period in 2008.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

OUTLOOK

The global market for our equipment and services is effectively linked to demand for cement and the investment plans of cement producers. The significant volume declines that we have seen in many regions, particularly in the more mature markets, such as the US and parts of Western Europe, have now started to stabilize and in some cases have begun to increase from these lower levels. The major cement producers have also started the process of repairing their balance sheets and we have recently seen successful equity raisings from a number of these producers.

This may be an indication that we may expect to see some gradual improvement in market conditions. Furthermore, we have not seen any significant new project cancellations. Our customers remain cautious on capital expenditure plans but, in general, we have seen some improvement in confidence over the past few months. However, this does not mean that we believe that we will return to the extremely buoyant market conditions of the recent periods, of a so-called ‘super-cycle’, in the short to medium term. While we remain cautiously optimistic about market recovery and we believe that order intake is the best measure of this, we remain realistic in our expectations that 2010 and 2011 will still be difficult years for sales volumes. Since the fourth quarter of 2008, KHD’s focus has been, and remains, on preserving cash and positioning the company to capitalize on a recovery. Our opinion of the horizon for this recovery has not changed.

We continue to see good levels of enquiries from emerging regions such as India, North Africa and the Middle East. India is our second largest location by number of employees, and we have built up a strong market presence in this emerging economy. We see this market as one of the key growth drivers for KHD in the future and we will continue to work to strengthen our competitive position in this market.

Our restructuring program is progressing well. While we presently envision that the restructuring program will only involve the current phase, we recognize that, in the future, market conditions may require us to undertake additional restructuring initiatives.

As our restructuring program progresses, we believe that KHD is well positioned for the future. We have a significant net cash position and this means we have the financial strength to complete our restructuring plans and take advantage of any opportunities that may emerge. We also intend to invest in developing technology to differentiate ourselves from our competitors. Furthermore, with the divestment of our manufacturing facility in Cologne, we are now much more strongly positioned than some of our larger peers, as well as our smaller competitors, due to both our financial strength and our operational flexibility.

This has been a very difficult year for our shareholders, our employees and our customers. Initially, the changed environment was unsettling. However, with a solid plan in place and measurable progress on its implementation, we now sense the excitement over meeting the clearly visible challenges of enhancing shareholder value through helping our customers produce cement and process minerals in a much more energy efficient and environmentally friendly manner.

Respectfully submitted,

Jouni Salo

President and Chief Executive Officer

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(November 16, 2009)

The following discussion and analysis of our financial condition and results of operations for the three- and nine-month periods ended September 30, 2009 should be read in conjunction with our 2008 annual (as contained in our 2008 annual report on Form 20-F) and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our 2008 audited consolidated financial statements to U.S. GAAP, see Note 31 to our 2008 audited consolidated financial statements in our 2008 annual report on Form 20-F.

We are a foreign private issuer with a class of securities registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2008 and 2007 has been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on March 27, 2009.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of November 16, 2009. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a continued downturn in general economic conditions in Asia, Europe, Russia, Eastern Europe, the Middle East, the United States and internationally, including as a result of the worldwide economic downturn resulting from the general credit market crises, volatile energy costs, decreased consumer confidence and other factors, (2) continuing decreased demand for our products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (3) a continuing decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, (13) the timing and extent of our restructuring program and the restructuring charges to be incurred in connection therewith, and (14) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the period ended September 30, 2009, we operated in two reportable segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our royalty interest in the Wabush iron ore mine. The segments are managed separately because each requires different management skills. The industrial plant engineering and equipment supply segment is our active core business, requiring a variety of production and marketing strategies. Our royalty interest in the Wabush iron ore mine is a passive investment, requiring diligent monitoring to assure the royalties we receive are correct and our interests are protected.

Description of our Industrial Plant Engineering and Equipment Supply Business

Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement and mineral processing. During the nine-month period ended September 30, 2009, the two major customer groups of our industrial plant engineering and equipment supply segment were in the cement and coal and minerals industries. Services to these two customer groups shared the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management. As a result of the divestment of our interest in our coal and minerals customer group, exclusive of our roller press technologies and capabilities, in early October, 2009, the primary customer group of our industrial plant engineering and equipment supply segment will be the cement industry. We will also continue to market our roller press technologies and capabilities. Our roller press is a proprietary technology which was initially developed for our cement customer group but has been subsequently and successfully used in mineral processing applications. We anticipate that we will continue to supply our roller press equipment to the mineral processing industry. For more information, please see below under the heading “Divestment of Coal and Minerals Customer Group and Workshop in Cologne”.

We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produces clinker and cement and processes minerals, such as copper and precious metals. The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker and cement and process minerals, and systems, plant and equipment for complete plants and plant sections, including modernization and capacity increase measures, as well as automation and process control equipment. We also offer services in the areas of project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service. As of November 16, 2009, we have operations in India, China, Russia, Germany, the Middle East, Australia and the United States.

Royalty Interest — Wabush Iron Ore Mine

We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated, which sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals of Cdn$0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2008, 2007 and 2006, 3.9 million, 4.8 million and 4.1 million tons of pellets of iron ore, respectively, were shipped from the Wabush iron ore mine.

The Wabush iron ore mine is currently operated by an unincorporated joint venture consisting of Wabush Iron Co. Limited, Dofasco Inc., U.S. Steel Canada Inc. and Cliffs Natural Resources Inc., which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush iron ore mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than Cdn$3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of Cdn$1.685 per ton with escalations as defined by agreement.

On October 12, 2009, Cliffs Natural Resources announced that it plans to exercise its right of first refusal to acquire the interests of U.S. Steel Canada and Dofasco in the joint venture. Closing of the acquisition is expected to occur by the end of 2009 and, going forward, Cliffs Natural Resources will be the sole owner of the Wabush iron ore mine. Our participation in the royalty interest is not expected to be affected as a result of the change in ownership of the mine.

Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is, in turn, cyclical in nature and is influenced by, among other things, the level of general economic activity.

Production from the mine has been generally maintained at relatively consistent levels. Although no assurance as to future production levels can be provided, as Cliffs Natural Resources has been the managing partner of the mine since it began operations, there is not expected to be any material change in the production of the mine as a result of Cliffs Natural Resources’ acquisition of the joint venture interests of Dofasco and U.S. Steel Canada.

In December, 2005, we commenced a lawsuit against Wabush Iron Co. Limited, Dofasco Inc., Stelco Inc. and Cliffs Mining Company Inc. claiming that such parties breached their contractual and fiduciary duties by inaccurately reporting and substantially underpaying the royalties properly due under the lease. We are also claiming reimbursement for the substantial costs that we have incurred in connection with our investigation into such matters. The parties have proceeded to arbitration in connection with the outstanding issues related to the substantial underpayment of royalties. The arbitration panel began hearing the arbitration in March, 2009 and completed hearing the arbitration in early August, 2009. We anticipate that a decision will be rendered by the end of 2009 or early in 2010.

Discontinued Operations

Disposition of Financial Services Operations

In December, 2005, our board of directors passed a resolution to distribute the majority of our financial services business to our shareholders. Our board of directors determined that the separation of our financial services business from our industrial plant engineering and equipment supply business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries. In connection with the distribution, we ensured that we preserved our entitlement to Mass Financial Corp.’s exempt surplus earned in respect of our company and that inter-corporate indebtedness between our company and Mass Financial be eliminated in a tax-efficient basis. Pursuant to this resolution, we entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement with Mass Financial. At the time of the share exchange, the carrying amount of our investment in the Mass Financial group was $191.3 million (Cdn$218.8 million) (including a currency translation adjustments loss of $22.7 million). Our equity interest in Mass Financial was exchanged for preferred shares in Mass Financial and one of its subsidiaries with an exchange value of $168.6 million (Cdn$192.9 million).

Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of our company, except for MFC Corporate Services AG and our royalty interest in the Wabush iron ore mine, and our company held all Class B preferred shares and Class A common shares in the capital of Mass Financial.

On January 31, 2006, we completed the distribution of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount. This resulted in our financial services business being held by Mass Financial as a separate company.

For more information about the disposition of our financial services operations, please see information under the section entitled “Discontinued Operations — Disposition of Financial Services Operations” in our annual report on Form 20-F.

On May 12, 2009, we entered into and completed a definitive agreement with Mass Financial regarding the realization of the economic value of the preferred shares by way of redemption of the preferred shares by Mass Financial. For more information, see the section entitled “Settlement of Preferred Shares of Mass Financial and its Former Subsidiary”.

Real Estate and Other Interests

In March, 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit and Investments Ltd., a corporation governed by the laws of Barbados, contemplating an arrangement whereby we agreed to transfer certain non-core real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. Since then, we no longer hold any real estate interests. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million (Cdn$56.2 million), which also equalled their book value. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plant engineering and equipment supply business. The distribution of Austrian depositary certificates did not significantly change the economic interests of our shareholders in the assets of our company.

Results of Operations

Overview of Impact of the Economic Crisis, Terminated Customer Contracts and Restructuring Activities

In general, the effects of the economic crisis on our business have slowed and appear to be improving. We have experienced some improvements in new order intake. Although our customers remain cautious with respect to capital expenditures, we have seen some improvement in customer confidence over the past few months. In particular, we have been receiving a number of new enquiries from potential customers in emerging regions such as India, North Africa and the Middle East. We see India as a key market for our company in the future and we expect to continue to work to strengthen our competitive position in that market. While we remain realistic as to expectations for fiscal 2010 and 2011, we are cautiously optimistic about market recovery after 2011. Our restructuring program is progressing well and we now have a clear direction to create a business that is sustainable over the long term. We have a significant net cash position which will enable us to take advantage of opportunities that emerge as the economy recovers and we intend to invest in the development of technology to differentiate ourselves from our competitors. We believe we are well positioned to move towards our goal of becoming a customer focused service company providing environmentally friendly technology to the cement industry.

In early October, 2009, we completed the previously announced sale of our coal and minerals customer group and our workshop in Cologne, Germany. The sale allows us to focus on our core competencies as well as to significantly reduce the fixed cost base of our business. In addition, it has resulted in our previously estimated restructuring costs of $30.0 million being reduced by approximately $18.0 million. Although we have divested our coal and minerals customer group, we have retained our interest in our proprietary roller press technology, which had a genesis in the cement business but has many successful applications in the mineral processing industry and is a cornerstone of our service business.

As at December 31, 2008, we classified $159.2 million of the contracts in our order backlog as “at risk”. The at risk contracts in our order backlog primarily fell into two categories: (i) projects where the clients were considering changes in the scope of such projects, and (ii) projects where clients required additional financing to continue to completion. During 2009, we continued to assess the likelihood of whether such at risk contracts would ultimately be terminated. We considered whether it was likely that a customer would continue with a contract in the future or, alternatively, proceed with a different contract or the same contract on a smaller scale. These assessments considered, among other factors, whether the customer had financing in place to support its payment obligations and whether such financing was, or would be, affected by the global economic crisis. If we determined that a customer was unlikely to proceed with a contract, such at risk contract was designated as a “terminated customer contract”. We then considered whether the customer was likely to pay the cancellation costs due under the contract.

At December 31, 2008, we determined that the provision for our commitments to suppliers was $23.7 million based on terminated customer contracts. As a result of further critical analysis and continued customer negotiations relating to such contracts in the current quarter ended September 30, 2009, we determined that more at risk contracts should be terminated. As a result, we increased our provision for the terminated contracts by $4.4 million, although the provision was reduced by $4.2 million as a result of negotiations with suppliers. On September 30, 2009, these terminated customer contracts, aggregating $95.8 million, were officially cancelled and removed from the order backlog. The orders from these terminated customer contracts were received in either 2007 or 2008. The remainder of the at risk contracts, as identified as of December 31, 2008, will proceed, either as originally proposed or with a change of scope. They remain in our order backlog.

Order backlog, reduced by terminated customer contracts, at September 30, 2009 was $626.3 million compared to $1.1 billion as at September 30, 2008. Going forward, we expect a further reduction in order backlog of approximately $68.0 million as a result of the divestment of our coal and minerals customer group discussed below.

Order intake for the nine-month period ended September 30, 2009 was $225.2 million compared to $689.9 million for the nine-month period ended September 30, 2008. We received approximately $113.0 million in new orders in the current quarter ended September 30, 2009, and cement order intake was more than three times the level of the second quarter.

During the nine months ended September 30, 2009, when a contract was classified as terminated as a result of the further critical analysis and continued negotiations discussed above, we:

(a)	updated our estimates of amounts recognized at December 31, 2008;

(b)	recorded our purchase obligations to the contract’s suppliers at the full amount we were contractually committed to pay such suppliers;

(c)	determined the amounts that we expected to recover from the sale of any inventory related to such supplier contracts on the basis of the net realizable value of such inventory and recorded this amount as inventory in transit from suppliers;

(d)	recorded a claim for the amount that we are owed by the customer as a result of not proceeding with the contract, including cancellation costs due under the contract, less the amounts of any advance payments received; and

(e)	created a provision for those amounts that we believe we are unlikely to collect from the customer.

We are now focused on managing the claims we have raised against the customers of the terminated contracts and pursuing our rights under our contracts with such customers as well as maximizing our recovery from the inventory related to such contracts. For further information, please see below under the heading “Provisions for Terminated Customer Contracts”.

In the last quarter of 2008, we developed an action plan to minimize costs, maximize profitability and preserve shareholder value through the period of severe economic slowdown. We evaluated our current structure and made determinations to ensure that we are in a position to capitalize on opportunities that become available as conditions improve. Further, as disclosed in our annual report on Form 20-F, we implemented a restructuring program that we expect to continue into 2010. When initially announced, we expected restructuring costs in connection with the program to be approximately $30.0 million, primarily due to the contemplated shutdown of our workshop in Cologne, Germany. However, as a result of the divestment of our Cologne workshop, which was completed in early October, 2009, we now expect these restructuring costs to be closer to $12.0 million. We will also experience an impact on our order intake and backlog as a result of the divestment of the coal and minerals customer group. For more information, please see below under the headings “Restructuring Activity” and “Divestment of Coal and Minerals Customer Group and Cologne Workshop”.

In summary, although we anticipate challenging market conditions to continue as we move into fiscal 2010, as customers’ willingness to invest in new projects continue to be limited and demand for new capacity is not growing as strongly as in the recent past, economic conditions appear to be stabilizing at current levels. While our order backlog has been reduced as a result of the recognition of certain contracts as terminated contracts and the divestment of our coal and minerals customer group, there have been no significant new requests for contract cancellations or delays and the costs we expected to incur in connection with our restructuring program have been greatly reduced as a consequence of the sale of our Cologne workshop. In the event that the economic environment again declines or the economic downturn continues, we may experience a renewed reduction in the demand for our products and services. However, we are currently taking the necessary actions to preserve our cash balances and to enable our company to take a strong position as market conditions improve.

Provisions for Terminated Customer Contracts

Throughout the economic downturn, we have had, and continue to maintain, ongoing discussions with our customers with respect to the status of their contracts. We continue to evaluate our legal and commercial positions with respect to each potentially affected contract.

Our typical business project involves three parties, being our company, the customer and the respective subcontractor(s) and supplier(s). Under our business model, we have contracts with our customers and contracts with the respective subcontractor(s) and/or supplier(s). If a customer defaults on a contract with us, we are still liable to the subcontractor(s) and/or supplier(s) as the result of our contract(s) with the subcontractor(s) and/or supplier(s). However, as our contracts with customers have cancellation clauses in place, in the event that we become liable to a subcontractor or supplier as a result of a customer defaulting on a contract with us, we have the right to pursue the defaulting customer for cancellation costs pursuant to the cancellation clauses.

In the event of the cancellation of a contract, we are typically contractually entitled to pursue the defaulting customer for some or all of: (a) compensation for the actual costs and expenses that we incur or are charged by subcontractor(s) or supplier(s) for work performed and purchase orders placed to the date of the cancellation of the contract; (b) any engineering costs directly attributable to the contract; (c) the costs for removing our equipment from the contract site and the return of equipment to us and/or the subcontractor(s) as well as the cost of the repatriation of our and/or the subcontractor(s) personnel; (d) a percentage of the total amount due under the contract to the extent that such amount has not already been paid to us in sums already invoiced; and (e) a percentage of the total cancellation costs as overhead.

After the onset of the financial crisis in third quarter of 2008, one of our customers entered into proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”), a creditors’ relief statute. In addition, certain customers approached us requesting cancellations or modifications of their contracts. These requests were generally of three types: (1) requests that contracts be cancelled; (2) requests that contracts be delayed; or (3) requests for modification of the scope of a contract (for example, a contract that was initially proposed to be three phases might be reduced to only two phases). In these cases, our engineers, project managers, finance managers and lawyers reviewed the project work and the terms of the contracts and subcontracts to determine our liabilities, including the potential liabilities under the purchase orders which had been committed.

During the fourth quarter of 2008 when this review was undertaken, contracts having a total value of $100.2 million were officially cancelled by customers defaulting on their contracts, and were removed from the order backlog as at December 31, 2008. Provisions of $6.0 million were established for the losses resulting from these contract cancellations as there was significant uncertainty as to whether we would receive the contractual cancellation costs under certain of these contracts. We are currently pursuing our legal rights against the defaulting customers under these contracts.

We also determined that certain revenue contracts included in the remaining order backlog were at risk as at December 31, 2008. These at risk contracts amounted to $159.2 million, comprised of: (1) $76.5 million relating to contracts that customers asked be delayed; (2) $2.7 million due to the customer entering proceedings under the CCAA; and (3) $80 million due to customers asking for changes in contract scope. We immediately suspended work on these contracts and instructed our suppliers to stop work on such contracts. In addition, we established a provision of $2.8 million for the contract classified as at risk due to the customer entering proceedings under the CCAA.

For two contracts that customers had requested be delayed, we determined that the respective customers were unlikely to proceed with the contracts and that there was significant uncertainty as to whether the customers would pay the cancellation costs due under such contracts, even if we pursued our legal rights to recover cancellation costs. As a result of this significant uncertainty, we established a provision of $14.9 million for such contracts as at December 31, 2008. We also recorded an impairment charge of $8.2 million for inventory and accounts receivable related to the delayed contract.

As such, we recognized a $32.0 million charge to the income statement in the fourth quarter of 2008 with respect to the cancelled contracts and the terminated customer contracts.

In the nine months ended September 30, 2009, we performed further critical analysis and continued negotiations relating to such at risk contracts and, as a result, determined that more at risk contracts should be terminated. Therefore, we increased our provision for the terminated contracts by $4.4 million, although the provision was reduced by $4.2 million as a result of our negotiations with suppliers. On September 30, 2009, these terminated customer contracts, aggregating $95.8 million, were officially cancelled and removed from the order backlog.

During the nine months ended September 30, 2009, when contracts were classified as terminated as a result of the further critical analysis and continued negotiations discussed above, we: (i) updated our estimates of amounts recognized at December 31, 2008; (ii) recorded our purchase obligations to the contract’s suppliers at the full amount we were contractually committed to pay such suppliers; (iii) determined the amounts that we expected to recover from the sale of any inventory related to such supplier contracts on the basis of the net realizable value of such inventory and recorded this amount as inventory in transit from suppliers; (iv) recorded a claim for the amount that we are owed by the customer as a result of not proceeding with the contracts, including cancellation costs due under the contract, less the amounts of any advance payments received; and (v) created a provision for those amounts that we believe we are unlikely to collect from the customer.

The following is a summary of the changes in the provisions for supplier commitments for terminated customer contracts during the nine-month period ended September 30, 2009:

(United States
dollars in thousands)

Balance as at December 31, 2008	$23,729
Provisions during the period	4,391
Paid and payable	(4,541)
Reductions through negotiations with suppliers	(4,203)
Reclassification to inventory reserve	2,225
Currency translation adjustments	945

Balance as at September 30, 2009	$22,546

The following is a summary of the income statement effects recorded with respect to terminated customer contracts during the nine-months ended September 30, 2009:

(United States
dollars in thousands)

Provision during the period	$4,391
Reduction through negotiations with suppliers	(4,203)
Change in inventory reserve	(264)

Reduction in loss on terminated customer contracts	$(76)

Restructuring Activity

In our annual report on Form 20-F, we announced that we had initiated a restructuring program, aligning capacities to changes in market demands, allocating resources depending on geographical needs and focusing on markets and equipment that will meet our objective of offering cost effective solutions to our customers. As disclosed in our report on Form 6-K for the six-month period ended June 30, 2009, as part of the program, we have undertaken several initiatives to transform the structural efficiency of our operations worldwide and to create a streamlined organization focused on operational excellence with the goal of establishing an integrated global team offering competitive products and services to both new and existing customers.

As part of our restructuring initiatives, we determined to merge our roller press technologies and capabilities in the minerals market with our cement roller business worldwide and to divest our coal and minerals customer group located in Germany, India, China, South Africa and Russia. We also contemplated the shutdown of our workshop, located in Cologne, Germany, that manufactures equipment for the cement and coal and minerals industries.

In our report on Form 6-K for the three-month period ended March 31, 2009, we stated that we expected the restructuring initiatives to cost approximately $30.0 million. Of this $30.0 million, approximately $17.9 million pertained to the contemplated closing of the Cologne workshop, comprised of: (i) approximately $3.1 million pertaining to the downsizing of employees of the workshop, (ii) approximately $4.0 million pertaining to asset and inventory impairments and other costs associated with the closure of the workshop, and (iii) approximately $10.8 million related to severance payments we expected to pay to employees of the workshop. Another $12.4 million pertained to estimated costs related to involuntary employment terminations, with the majority pertaining to severance payments for employees in our Cologne facilities other than the workshop. As of June 30, 2009, we had recognized approximately $7.9 million in restructuring costs. During the nine-month period ended September 30, 2009, we recognized restructuring costs of $10.8 million. We anticipate that we will recognize approximately $1.2 million in additional restructuring costs in future periods, such that our total restructuring costs will be approximately $12.0 million for this phase of our restructuring program. While this is presently the only phase of our restructuring program that is contemplated, market conditions may require us to undertake additional restructuring initiatives in the future.

As a result of the sale of the Cologne workshop, as described below under the heading, “Divestment of Coal and Minerals Customer Group and Workshop in Cologne”, rather than the shutdown we had contemplated prior to the sale, we reversed certain provisions that had previously been set up for the workshop closure. In addition, we set up provisions with respect to our estimated costs related to our remaining employees in our other Cologne facilities not connected to the workshop. The following is a summary of the changes in the provision for restructuring costs during the nine-month period ended September 30, 2009:

	Costs	Costs
	Associated with	Associated with
	Involuntary	Involuntary
	Employee	Employee			Currency
	Terminations	Terminations	Facility	Lease Termination	Translation	Total
	(Workshop)	(Non-Workshop)	Closure	and other Costs	Adjustment	Provision
	(United States dollars in thousands)

Provisions during the six months ended June 30, 2009	$3,092	$824	$1,302	$1,328	$—	$6,546
Currency translation adjustment during the six months ended June 30, 2009	—	—	—	—	502	502

Provisions as at July 1, 2009	3,092	824	1,302	1,328	502	7,048
Transactions during the quarter ended September 30, 2009:
Reversal resulting from the sale of the Cologne workshop	(3,092)	—	(1,302)	(1,328)	—	(5,722)
Incremental provision	—	9,785	—	—	—	9,785
Paid and payable	—	(489)	—	—	—	(489)
Currency translation adjustment	—	—	—	—	(218)	(218)

Provisions as at September 30, 2009	$—	$10,120	$—	$—	$284	$10,404

Settlement of Preferred Shares of Mass Financial and its Former Subsidiary

Our previous investment in the preferred shares of Mass Financial and one of its former subsidiaries, that was offset by indebtedness owed to Mass Financial, was a legacy asset and was recorded at its estimated fair value of Cdn$23.42 million as at both March 31, 2009 and December 31, 2008. We recognized a fair value loss of $55.1 million on the preferred shares as at December 31, 2008 that we determined to be an other than temporary decline in value as, at that point, we expected to negotiate a settlement of the net position of our investment in the preferred shares.

The fair value of the preferred shares was based on certain significant assumptions, including: time value; yield curve; the issuing counterparty’s ability and/or intent to redeem; and that the preferred shares of Mass Financial and its former subsidiary would be retracted or redeemed in accordance with their terms. The preferred shares were classified as available-for-sale securities and quoted market prices were not available. As such, we were required to consider the lack of a liquid, active market in our determination of the fair value of the shares. The fact that there was no liquid, active market for the shares, there was a limited pool of potential buyers and quoted market prices were not available were of key importance in our determination of the fair value of the shares. We determined the fair value of the preferred shares using a discounted cash flow model and considering the quoted market prices of securities with similar characteristics in conjunction with the assumptions discussed above. At December 31, 2008, as disclosed in our annual report on Form 20-F, the primary assumption used in our discounted cash flow model was a discount rate of 30% based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares.

In our annual report on Form 20-F, we announced that as part of the continued realignment of our business to focus on the expansion of our industrial plant engineering and equipment supply business, we had entered into negotiations with Mass Financial in an effort to come to an agreement regarding the immediate realization of the economic value of the preferred shares of Mass Financial and one of its former subsidiaries by way of redemption of these shares. For more information, please see “Item 5 — Operating Results — Fair Value Loss on Preferred Shares of Mass Financial and its Former Subsidiary” in our annual report on Form 20-F.

On May 12, 2009, we entered into and completed an agreement with Mass Financial for the settlement of the non-transferable preferred shares of Mass Financial and its former subsidiary for net consideration of Cdn$12.28 million, which represented the gross settlement amount of the preferred shares of Cdn$49.28 million offset by the indebtedness of Cdn$37.00 million owed to Mass Financial. The payment of the Cdn$12.28 million was settled as follows:

(a)	Cdn$8.28 million being satisfied by Mass Financial agreeing to transfer 788,201 of our common shares to us. The number of shares to be delivered was calculated by dividing Cdn$8.28 million by the book value of our common shares as at December 31, 2008. 262,734 of our common shares, valued at Cdn$2.76 million, were delivered to us on May 12, 2009 and the remainder (having a value equivalent to

Cdn$5.52 million) were to be delivered no later than July 20, 2009. In July 2009, Mass Financial failed to deliver the remainder of the common shares and, as permitted under the terms of the agreement, made a cash payment to us in lieu of delivery of the remainder of the common shares;

(b)	Cdn$1.71 million being satisfied by way of cash payment by Mass Financial to our company on May 12, 2009;

(c)	Cdn$1.75 million being satisfied by way of issuance to our company of an assignable promissory note having a principal amount of Cdn$1.75 million, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equalling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer; and

(d)	Cdn$539,697 being satisfied by setting-off of accrued and unpaid interest on our indebtedness to Mass Financial pursuant to a loan agreement with Mass Financial dated January 31, 2006.

As a result of the negotiated settlement of the preferred shares, we recognized a subsequent loss of $9.5 million in the second quarter of 2009. In our report on Form 6-K for the six-month period ended June 30, 2009, we determined that there was no change in the fair value of the shares between December 31, 2008 and the settlement date. We came to this conclusion after determining that there was no significant change in market conditions for similar securities between December 31, 2008 and the settlement date.

The settlement of the preferred shares allowed us to meet our objective of liquidating or realizing on the economic value of the preferred shares, which, due to the limited market for the preferred shares, we might not otherwise be able to do. This was one of the primary reasons why we agreed to settle the preferred shares at an amount less than their fair value.

In addition, we considered a variety of entity-specific factors, including material tax consequences, the importance of maximizing cash holdings given the current economic situation, the ability to reduce the number of our outstanding common shares, the impact of the transaction on creditors, lenders, shareholders and other interested parties, the fact that the preferred shares were not core assets and the current economic value of the preferred shares, that were not taken into account when we determined the fair market value of the preferred shares as at December 31, 2008. After considering these factors, our independent directors, as recommended by our audit committee, concluded that the advantages to shareholders of proceeding with the transaction outweighed the disadvantages stemming from the additional $9.5 million loss that we would recognize on the settlement of the preferred shares, which resulted in our decision to proceed with the negotiated settlement and record the additional loss.

Divestment of Coal and Minerals Customer Group and Workshop in Cologne

As previously disclosed, on May 5, 2009, we entered into a memorandum of understanding that contemplated both the divestment of our interests in our coal and minerals customer group and the sale of the Cologne workshop. In early October, we completed various agreements with McNally Bharat Engineering Ltd. and certain of its subsidiaries whereby we agreed to divest our coal and minerals customer group and our workshop in Cologne, exclusive of our roller press technologies and capabilities, to McNally Bharat. Our order intake for the three and nine-month periods ended September 30, 2009 would have been reduced by $32.9 million and $44.6 million, respectively, as a result of the divestment of the coal and minerals customer group. Order backlog will be reduced by $68.0 million as at October 1, 2009.

The carrying amounts of the assets and liabilities subject to the transaction were classified as held for sale as at September 30, 2009. The coal and minerals customer group, excluding the roller press revenues, accounted for 6.3%, or $9.4 million, and 7.1%, or $26.1 million, respectively, of our total revenues for the three and nine-month periods ended September 30, 2009. Pursuant to the sale agreement, we received cash of $7.5 million and may receive contingent payments based on unutilized severance payments for the workshop’s employees and certain other contingencies. We also agreed to grant the buyer the right to continue to manufacture the roller press for us for a period of three years from the closing date, provided this is done on normal commercial terms. Further, for a period of three years, we will offer the Cologne workshop contracts to manufacture equipment required for our cement business that have traditionally been manufactured at the workshop and the buyer has agreed to undertake such orders on a priority basis. The buyer has also agreed to assume certain liabilities from us, including pension obligation.

The following table shows the net assets and liabilities classified as held for sale, on a consolidated basis, as at September 30, 2009:

(United States
dollars in thousands)

Cash and cash equivalents	$3,932
Restricted cash	4
Receivables	12,587
Inventories	6,881
Contract deposits, prepaid and other	3,147
Future income tax assets	49

Current assets	26,600
Property, plant and equipment	227
Future income tax assets	75

Non-current assets	302

Total assets	26,902
Accounts payable and accrued expenses	9,820
Progress billings above costs and estimated earnings on uncompleted contracts	2,949
Advance payments received from customers	5,523
Income tax liability	189
Provision for warranty costs	3,093

Current liabilities	21,574
Accrued pension liabilities	1,204
Provision for warranty costs	108
Future income tax liability	808
Other long-term liabilities	284

Long-term liabilities	2,404

Total liabilities	23,978

Minority interest	163

Net assets held for sale	$2,761

Summary of Three-Month and Nine-Month Results

The following table provides selected financial information for the three- and nine-month periods ended September 30, 2009 and 2008:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30
	2009	2008	2009	2008
	(United States dollars in thousands, except per share amounts,
	in accordance with Canadian GAAP)

Revenues	$148,233	$193,596	$366,208	$474,672
Gross profit	29,048	36,574	70,124	90,113
Restructuring costs, excluding inventory write-down	(4,063)	—	(10,836)	—
Operating income	11,459	31,933	12,583	70,625
Loss on settlement of investment in preferred shares of former subsidiaries	—	—	(9,538)	—
Net income	7,475	30,804	1,226	57,905
Earnings per share
Basic	0.25	1.01	0.04	1.91
Diluted	0.25	1.01	0.04	1.89

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters:

	September 30,	June 30,	March 31,	December 31,
	2009	2009	2009	2008
	(United States dollars in thousands, except per share amounts,
	in accordance with Canadian GAAP)

Revenues	$148,233	$105,847	$112,128	$163,682
Gross profit	29,048	21,835	19,241	(356)
Restructuring costs, excluding inventory write-down	(4,063)	(17)	(6,756)	—
Operating income (loss)	11,459	2,461	(1,337)	(16,080)
Loss on settlement of investment in preferred shares of former subsidiaries	—	(9,538)	—	—
Fair value loss on investment in preferred shares of former subsidiaries	—	—	—	(55,076)
Income (loss) from continuing operations	7,475	(7,454)	1,205	(64,857)
Income (loss) from continuing operations, per share
Basic	0.25	(0.25)	0.04	(2.12)
Diluted	0.25	(0.25)	0.04	(2.12)
Net income (loss)	7,475	(7,454)	1,205	(64,857)
Net income (loss) per share
Basic	0.25	(0.25)	0.04	(2.12)
Diluted	0.25	(0.25)	0.04	(2.12)

	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2007
	(United States dollars in thousands, except per share amounts,
	in accordance with Canadian GAAP)

Revenues	$193,596	$144,240	$136,836	$163,498
Gross profit	36,574	28,332	25,207	25,875
Restructuring costs, excluding inventory write-down	—	—	—	—
Operating income	31,933	23,427	15,265	14,456
Loss on settlement of investment in preferred shares of former subsidiaries	—	—	—	—
Fair value loss on investment in preferred shares of former subsidiaries	—	—	—	—
Income from continuing operations	30,804	19,670	7,431	12,854
Income from continuing operations, per share
Basic	1.01	0.65	0.25	0.43
Diluted	1.01	0.64	0.24	0.42
Net income	30,804	19,670	7,431	11,611	(1)
Net income per share
Basic	1.01	0.65	0.25	0.39	(1)
Diluted	1.01	0.64	0.24	0.38	(1)

(1)	Including extraordinary gain.

Nine-Month Period Ended September 30, 2009 Compared to Nine-Month Period Ended September 30, 2008

Based upon the period average exchange rates for the nine-month period ended September 30, 2009, the United States dollar increased by approximately 11.5% in value against the Euro and 14.9% in value against the Canadian dollar compared to the period average exchange rates in 2008. As at September 30, 2009, the United States dollar had decreased by approximately 4.9% against the Euro and by 12.4% against the Canadian dollar since December 31, 2008.

In the nine-month period ended September 30, 2009, total revenues from our industrial plant engineering and equipment supply business decreased by 22.9% to $366.2 million from $474.7 million in 2008, due to the phasing of project completion and a slowdown in business activity. Revenues earned were primarily the result of ongoing progress toward the completion of contracts resulting from the high demand in prior periods for cement plants in emerging markets including Russia and Eastern Europe, Asia and the Middle East driven by GDP growth rates and infrastructure investments. New order intake for the nine-month period ended September 30, 2009 decreased to $225.2 million compared to $689.9 million for the nine-month period ended September 30, 2008. The majority of this order intake is in the cement business and originates from orders for spare parts globally and other orders for capital equipment in the emerging markets, particularly in India. Order backlog at the close of 2008 decreased by 8.3% to $842.8 million (reduced by terminated customer contracts) from $919.3 million at the close of 2007. Order backlog, reduced by terminated customer contracts, at September 30, 2009 was $626.3 million compared to $1.1 billion as at September 30, 2008. Historically, approximately 70% to 80% of order backlog has been converted into revenues within a 12-month period.

In the nine-month period ended September 30, 2009, cost of revenues for our industrial plant engineering and equipment supply business decreased by 23.0% to $296.2 million from $384.6 million in 2008. The decrease in expenses reflects the decrease in our revenues. Our gross profit margin, excluding the loss on terminated customer contracts and restructuring costs, was 19.1% and 19.0% for the nine-month periods ended September 30, 2009 and 2008, respectively. This margin is reflective of continuing efficient execution and delivery of projects in accordance with the financial, scheduling and quality parameters set for such projects.

We also earned income of $8.6 million from our royalty interest in the Wabush iron ore mine in the nine-month period ended September 30, 2009, as compared to $23.7 million for the same period in 2008. The decrease in income was primarily due to a decrease in shipments and average price.

Selling, general and administrative expenses, excluding stock based compensation, increased by 39.6% to $55.5 million for the nine-month period ended September 30, 2009 from $39.7 million in 2008. The increase is primarily linked to a decrease in the number of project awards in our industry. While there are still a high number of requests for bids and tenders, the number of projects actually awarded after completion of the tendering process was down due to a combination of financing constraints and market conditions that have impacted customers’ decisions as to whether to proceed with projects. This resulted in an increase in our sales, marketing and tendering costs as we continued to invest time in the preparation of proposals and bids for opportunities that were not subsequently awarded (such costs only being chargeable to projects in the event that bids are successful).

We are also experiencing a lower absorption of overhead expenses as a result of the stage of completion of our projects in progress, as the design hours of our engineers, who are highly utilized at the beginning stages of a project, are decreasing as projects move into the procurement, erection and commissioning phases. We are taking measures to align our selling, general and administrative expenses with changes in market demand. For further details, please refer to the section entitled “Restructuring Activity”.

Stock-based compensation was $0.2 million recovery in the nine months ended September 30, 2009 due to the forfeiture of 847,778 unvested stock options as a result of employee terminations, as compared to $3.4 million expense during the nine months ended September 30, 2008.

Restructuring costs amounting to $10.8 million were recorded during the nine months ended September 30, 2009. For further details, please refer to the section entitled “Restructuring Activity”.

In the nine-month period ended September 30, 2009, net interest income decreased to $3.9 million (interest income of $5.9 million less interest expense of $2.0 million) as compared to $14.8 million (interest income of $16.6 million less interest expense of $1.8 million) for the same period in 2008. The decrease in net interest income was a result of lower returns earned on cash deposits and on financial instruments.

We recognized a loss of $9.5 million on the settlement of our investment in the preferred shares of our former subsidiaries in the nine-month period ended September 30, 2009. We did not recognize interest income on the preferred shares of our former subsidiaries in 2009. For further details, please refer to the section entitled “Settlement of Preferred Shares of Mass Financial and its Former Subsidiary”.

Other income was $3.0 million for the nine-month period ended September 30, 2009 compared to other expense of $5.2 million for the same period in 2008. In the nine-month period ended September 30, 2009, other income included unrealized gains on trading securities of $2.7 million.

Minority interests decreased for the nine-month period ended September 30, 2009 to $0.5 million from $0.7 million for the same period in 2008.

In the nine-month period ended September 30, 2009, we had net income of $1.2 million, or $0.04 per share on a basic and diluted basis, compared to net income of $57.9 million, or $1.91 per share on a basic basis ($1.89 per share on a diluted basis), in the same period in 2008.

Three-Month Period Ended September 30, 2009 Compared to Three-Month Period Ended September 30, 2008

Based upon the period average exchange rates for the three-month period ended September 30, 2009, the United States dollar increased by approximately 4.8% in value against the Euro and 5.3% in value against the Canadian dollar, compared to the period average exchange rates in 2008. As at September 30, 2009, the United States dollar had decreased by approximately 4.9% against the Euro and by 12.4% against the Canadian dollar since December 31, 2008.

In the three-month period ended September 30, 2009, total revenues from our industrial plant engineering and equipment supply business decreased by 23.4% to $148.2 million from $193.6 million in 2008, due to the phasing of project completion and a slowdown in business activity. Revenues earned were primarily the result of ongoing progress toward the completion of contracts resulting from the high demand in prior periods for cement plants in emerging markets, including Russia and Eastern Europe, Asia and the Middle East, driven by GDP growth rates and infrastructure investments. Excluding the effects of terminated contracts, order intake for the three-month period ended September 30, 2009 increased to $113.0 million compared to $81.0 million for the three-month period ended September 30, 2008.

The majority of this order intake is in the cement business and originates from orders for spare parts globally and other orders for capital equipment in the emerging markets, particularly in India. Backlog at the close of 2008 decreased by 8.3% to $842.8 million (reduced by terminated customer contracts) from $919.3 million at the close of 2007. Order backlog, reduced by terminated customer contracts, at September 30, 2009 was $626.3 million compared to $1.1 billion as at September 30, 2008. Historically, approximately 70% to 80% of our order backlog has been converted into revenues within a 12-month period.

In the three-month period ended September 30, 2009, cost of revenues for our industrial plant engineering and equipment supply business decreased by 22.0% to $122.4 million from $157.0 million in 2008. The decrease in expenses reflects the decrease in our revenues. Our gross profit margin, excluding the loss on terminated customer contracts, was 17.4% and 18.9% for the three-month periods ended September 30, 2009 and 2008, respectively. Gross profit margins in the third quarter were adversely affected as a result of our recognizing expected losses on a limited number of projects. Contract performance is reviewed monthly and in the event that we anticipate we may realize a loss on a project, such losses are recognized immediately. Overall, however, the majority of our projects are on schedule and are anticipated to be profitable.

The reduction in loss on terminated customer contracts of $2.1 million had a 1.4% positive impact on our gross profit margin in the third quarter of 2009. We also reversed a write-down of inventories of $1.1 million. The reserve was set up in the three-month period ended March 31, 2009 when we contemplated the shutdown of our workshop located in Cologne, Germany. As a result of the sale of the workshop rather than the contemplated shutdown, we reversed the inventory reserve, having a positive impact of 0.8% on our gross profit margin in the third quarter of 2009.

We also earned income of $4.6 million from our royalty interest in the Wabush iron ore mine in the three-month period ended September 30, 2009, as compared to $9.5 million for the same period in 2008. The decrease in income was primarily due to a decrease in average price.

Selling, general and administrative expenses, excluding stock based compensation, increased by 40.0% to $18.0 million for the three-month period ended September 30, 2009 from $12.8 million in 2008. As discussed above, the increase is primarily linked to sales, marketing and tendering costs incurred preparing bids for projects that were not subsequently awarded and lower absorption of overhead expenses due to decreasing design hours for our engineers resulting from the phase of completion of our projects. This increase was partially offset by overall cost management and the first benefits of the realignment of our operational structure.

Stock-based compensation was $0.2 million expense in the three-month period ended September 30, 2009, as compared to $1.3 million expense during the three months ended September 30, 2008. The decline in the current quarter was due to the forfeiture of 847,778 unvested stock options as a result of employee terminations during 2009.

In the three-month period ended September 30, 2009, net interest income decreased to $1.4 million (interest income of $2.0 million less interest expense of $0.6 million) as compared to $4.9 million (interest income of $5.7 million less interest expense of $0.8 million) for the same period in 2008. The decrease in net interest income was a result of lower returns earned on cash deposits and on financial instruments.

Other income was $2.0 million for the three-month period ended September 30, 2009, compared to other expense of $2.2 million for the same period in 2008. In the three-month period ended September 30, 2009, other income included unrealized gains on trading securities of $1.9 million.

Minority interests increased for the three-month period ended September 30, 2009 to $0.5 million from $0.4 million for the same period in 2008.

In the three-month period ended September 30, 2009, we had net income of $7.5 million, or $0.25 per share on a basic and diluted basis, compared to net income of $30.8 million, or $1.01 per share on a basic and diluted basis, in the same period in 2008.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated:

	September 30,	December 31,
	2009	2008
	(United States dollars in millions)

Cash and cash equivalents	$407.4	$409.1
Total assets	764.2	765.7
Long-term debt, less current portion	11.9	11.3
Shareholders’ equity	279.8	261.9

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. Our cash is deposited in highly rated banks located principally in Austria and Germany. The largest portion of the cash is denominated in Euros, the currency of our major operating subsidiaries, and the balance is predominantly held in United States dollars, Indian rupees and Canadian dollars.

As at September 30, 2009, our total assets decreased marginally to $764.2 million from $765.7 million as at December 31, 2008. At September 30, 2009, our cash and cash equivalents were $407.4 million, compared to $409.1 million at December 31, 2008. As at September 30, 2009, the market value of short-term securities amounted to $6.0 million, compared to $3.0 million as at December 31, 2008. This represents an unrealized gain on the marketable securities that we hold. As at September 30, 2009, our long-term debt, less current portion, was $11.9 million, compared to $11.3 million as at December 31, 2008.

As at September 30, 2009, we had credit facilities of up to a maximum of $490.0 million with banks which issue bonds and bank guarantees for our industrial plant engineering and equipment supply contracts. As of September 30, 2009, $213.5 million (December 31, 2008: $241.9 million) of the available credit facilities amount had been utilized and there are no claims outstanding against these credit facilities. As at September 30, 2009, cash of $27.1 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% per annum on outstanding amounts.

The financial covenants in our credit facilities require us to maintain certain ratios, compliance with which is analyzed on an annual basis. We are expected to remain in compliance with these covenants. If we are not in compliance with one or more of the covenants, the banks have the right to declare that all amounts outstanding under the credit facilities are immediately due and payable. The following table shows a summary of the ratios, the minimum value required to be maintained under the credit facilities and the actual value of the ratios as at December 31, 2008:

Ratio	Minimum Value	Actual Value

Adjusted EBIT/Total Revenue	3.0	7.9
Adjusted EBIT/Interest Expenses	3.5	22.0
Adjusted Equity/Adjusted Total Assets* 100	25	38.1
Billing to Date/Contracts in Progress* 100	75	111.1

As at September 30, 2009, we had debt maturities (including interest payments) of $0.3 million due in 12 months and $12.0 million due in 12 to 24 months. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. For more information, see Note 17 to our audited consolidated financial statements included in our annual report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Changes in Financing and Capital Structure

We finished the nine-month period ended September 30, 2009 with a cash balance of $407.4 million and working capital of $308.8 million. There were no share issuances nor long-term debt financings during the nine-month period ended September 30, 2009.

Operating Activities

During the nine-month period ended September 30, 2009, operating activities used cash of $21.9 million, as compared to providing cash of $36.8 million in the comparative period in 2008. The primary reason for this is related to the decrease in our net income of $56.7 million. During the current period, increases in receivables and decreases in accounts payable and accrued expenses and progress billings above costs and estimated earnings on uncompleted contracts were the principal uses of cash. Decreases in restricted cash and inventories and increases in advance payments received from customers and provisions for warranty costs and restructuring costs were the primary providers of cash in the current period.

We expect to satisfy our working capital and other requirements in the next twelve months through cash flow from operations and the utilization of a portion of our cash reserves.

In 2008, operating activities provided cash of $84.1 million, as compared to $130.1 million in 2007. Net income after adding back losses on short-term securities, fair value loss on investments in preferred shares of former subsidiaries, future income taxes plus increases in accounts payable and accrued expenses and provision for terminated customer contracts and a decrease in inventories were the prime contributors to the cash provided by operating activities in 2008. During 2008, increases in restricted cash, receivables and contract deposits and prepaid and a decrease in income tax liabilities were the principal uses of cash.

Changes in operating assets and liabilities resulted in a source of funds of $8.4 million in 2008, reflecting business development and the stage of completion of many of our projects. During 2008, we invested $15.1 million in trade and other receivables and increased our investment in contract deposits, prepaids and other by $27.9 million, which is reflective of the stage of completion of our customer contracts. Income tax liabilities declined by $11.1 million, giving rise to a use of funds. Our primary sources of funds from operating assets and liabilities in 2008 arose from an increase in accounts payable that provided cash of $44.0 million and the provision for loss on supplier commitments and terminated customer contracts that provided cash of $22.4 million.

Changes in operating assets and liabilities resulted in a source of funds of $69.3 million in 2007, reflecting increased progress billings, decreased inventories and general business development. During 2007, trade and other receivables provided cash of $11.3 million and we increased our investment in contract deposits, prepaid and other by $6.7 million, which was reflective of the stage of completion of our customer contracts. Income tax liabilities in 2007 provided cash of $7.8 million as a result of an increase in such liabilities. Our primary source of funds from operating assets and liabilities in 2007 arose from an increase in progress billings that provided cash of $76.9 million.

Investing Activities

During the nine-month period ended September 30, 2009, investing activities, primarily as a result of the settlement of the preferred shares of Mass Financial and one of its former subsidiaries, provided cash of $4.5 million, as compared to using cash of $4.4 million in the comparative period in 2008. We did not have significant investing activities in either period.

During the year ended December 31, 2008, investing activities used cash of $6.2 million, as compared to $11.7 million in 2007. We did not have significant investing activities in either period. We used $1.5 million to acquire increased shareholdings in subsidiaries in 2008, compared to $7.8 million in 2007. Capital expenditures were $3.0 million and $3.5 million in 2008 and 2007, respectively.

Financing Activities

During the nine-month period ended September 30, 2009, financing activities provided cash of $nil, compared to $3.9 million in the comparative period in 2008. We received $nil as a result of the exercise of stock options in the nine-month period ended September 30, 2009, compared to $4.4 million in the same period in 2008.

In 2008, financing activities provided cash of $2.3 million, as compared to $0.6 million in 2007. We received $4.4 million as a result of the exercise of stock options in 2008, as compared to $8.8 million in 2007. In 2007, we used $5.4 million in connection with the distribution of the Austrian depository certificates of SWA Reit. Net debt repayment used cash of $2.1 million in 2008, compared to $2.8 million in 2007.

We had no material commitments to acquire assets or operating businesses at December 31, 2008 or September 30, 2009. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. Foreign currency translation losses or gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income. As our revenues are also received in Euros, Indian rupees and Canadian dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros and Canadian dollars during that period.

In the nine-month period ended September 30, 2009, we reported a net $19.2 million currency translation adjustment gain, compared to a net $21.3 million currency translation adjustment loss for the nine-month period ended September 30, 2008 and, as a result, our accumulated other comprehensive income at September 30, 2009 was $67.8 million, compared to $48.6 million at December 31, 2008. The currency translation adjustment gain or loss did not have an impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to certain foreign currency exchange rate risks. For more information, see the section entitled “Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price and cash flow risks. We use derivatives to manage certain foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $7.4 million as of September 30, 2009 and a net loss of $0.6 million on the foreign currency derivatives was included in our other expense during the nine months ended September 30, 2009. For more information, see the section entitled “Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. Actual results could differ from these estimates and such differences could be material. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements included in our annual report on Form 20-F.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method as required by Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3400, Revenue, which requires the percentage-of-completion method be used when performance consists of the execution of more than one act, and revenue be recognized proportionately by reference to the performance of each act. The percentage-of-completion method is also permitted under Accounting Research Bulletin 45, Long-Term Construction Type Contracts (“ARB 45”), to measure and recognize revenue and related costs. ARB 45 and American Institute of Certified Public Accountants’ Statement of Position 81-1 (“SOP 81-1”) indicate that the percentage-of-completion method may be used in lieu of the completed contract method when all of the following are present:

1.	reasonably reliable estimates can be made of revenue and costs;

2.	the construction contract specifies the parties’ rights as to the goods, consideration to be paid and received, and the resulting terms of payment or settlement;

3.	the contract purchaser has the ability and expectation to perform all contractual duties; and

4.	the contract contractor has the same ability and expectation to perform.

We derive our revenues from providing industrial plant engineering services and specifically designed equipment to build cement processing facilities. Typically, our project contract is a construction-type contract which takes more than one year to complete. The contracts for such projects specify the work to be performed by us; the timing; the amount and the method of the interim and final billings for the projects; and the other legal rights and obligations of our company and our customers.

We have a reliable management information system in place to reasonably estimate the costs to complete a contract and the extent of progress made towards completion of each contract. Prior to executing a contract, we usually perform a credit check on the customer and in certain cases take payment security from the customer. We follow internal compliance review and monitoring procedures prior to executing contracts and during project execution to ensure that we and our customers have the ability and expectation to perform all contractual duties. Accordingly, we are of the opinion that the criteria of both Canadian and U.S. GAAP are met for the application of the percentage-of-completion method.

Revenues from change orders are recognized only after the change orders are approved by our customers, which results in our company having a legal and enforceable right to payment for the work performed on contracts that have been modified.

The major challenges in using the percentage-of-completion method of accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, particularly with respect to costs incurred to date and total estimated costs of completion, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected.

If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Inventories

Our inventories consist of construction raw materials, inventory-in-transit, work-in-progress, contracts-in-progress and finished goods. Our management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials, inventory-in-transit and work-in-progress, we make estimates and assess their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

Receivables

Typically, receivables are financial instruments which are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluation of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects management’s best estimate of the losses in our receivables and judgments about economic conditions.

As of September 30, 2009, we determined that the gross amount of our trade receivables was $81.7 million and we recorded an allowance for credit losses of $3.8 million for the receivables. We may be required to record further impairments in the future should the global economy continue to deteriorate. See Note 6 to our audited annual consolidated financial statements included in our annual report on Form 20-F.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in the results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.

Our previous investment in the preferred shares of Mass Financial and one of its former subsidiaries was created in January, 2006 as a result of the spin-off of our financial services business. The preferred shares were classified as available-for-sale securities and quoted market prices were not available. Since quoted market prices were not available, we determined the fair value of these preferred shares using a discounted cash flow model and considered the quoted market prices of securities with similar characteristics. Our determination of fair value considered various assumptions, including time value, yield curve and other relevant economic measures. At December 31, 2008, we used a discount rate of 30% in our financial valuation model, based on observable current market transactions in instruments with similar characteristics, with modifications for market liquidity and the features of the preferred shares. As a result of this process, we recognized a fair value loss of $55.1 million on our investment in the preferred shares in 2008.

The unrealized fair value loss of $55.1 million on our investment in the preferred shares of Mass Financial and one of its former subsidiaries reflects the significant weakness in the global credit and equity markets experienced in the fourth quarter of 2008. We considered the fair value loss to be an other than temporary decline in value as we expected to negotiate a settlement of the net position of our investment in the preferred shares.

On May 12, 2009, we entered into and completed an agreement with Mass Financial for the redemption of the preferred shares of Mass Financial and its former subsidiary and the payment of accrued dividends on the preferred shares of Mass Financial. As a result of the settlement of the preferred shares, we recognized a subsequent loss of $9.5 million in the second quarter of 2009. However, we concluded that there was no change in the fair value of the shares between December 31, 2008 and the settlement date as there was no significant change in market conditions for similar securities between December 31, 2008 and the settlement date. For more information, please see the section entitled “Settlement of Investment in Preferred Shares of Mass Financial and its Former Subsidiary”.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required. Certain warranty costs are included in long-term portion as the warranty is for a period longer than 12 months.

Pension Benefits

Our industrial plant engineering and equipment supply business in Europe maintains defined benefits plans for its employees who were employed prior to 1997. Employees hired after 1996 are generally not entitled to such benefits. The employees are not required to make contribution to the plans. We rely on an actuarial report to record the pension costs and pension liabilities. The actuarial reports are prepared every year as at December 31. The reports are compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but are not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

As a consequence of the sale of our coal and minerals customer group and our Cologne workshop, we will reduce our total pension liabilities by approximately $1.2 million.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets which are comprised primarily of tax loss carryforwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carryforwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets.

If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.

Provisions for Supplier Commitments on Terminated Customer Contracts

Throughout the economic downturn we have had, and continue to maintain, ongoing discussions with our customers with respect to the status of their contracts. We continue to evaluate our legal and commercial positions with respect to each potentially affected contract. As discussed above, as at December 31, 2008, we classified $159.2 million of the contracts in our order backlog as at risk. The at risk contracts in our order backlog primarily fell into two categories: (i) projects where the clients were considering changes in the scope of such projects, and (ii) projects where clients required additional financing to continue to completion. During 2009, we continued to assess the likelihood of whether such at risk contracts would ultimately be terminated. We considered whether it was likely that a customer would continue with a contract in the future or, alternatively, proceed with a different contract or the same contract on a smaller scale. These assessments considered, among other factors, whether the customer had financing in place to support its payment obligations, and whether such financing was, or will be, affected by the global economic crisis. If we determined that a customer was unlikely to proceed with a contract, such at risk contract was designated as a “terminated customer contract”. We then considered whether the customer was likely to pay the cancellation costs due under the contract.

At December 31, 2008, we determined that the provision for our commitments to suppliers was $23.7 million based on terminated customer contracts. As a result of further critical analysis and continuing customer negotiations relating to such contracts in the current quarter ended September 30, 2009, we determined that more at risk contracts should be terminated and therefore increased our provision for the terminated contracts by $4.4 million, though the provision was reduced by $4.2 million as a result of our negotiations with suppliers. At September 30, 2009, these terminated customer contracts, aggregating $95.8 million, were officially cancelled and removed from the order backlog. The orders from these terminated customer contracts were received in either 2007 or 2008. The remainder of the at risk contracts, as identified as of December 31, 2008, will proceed, either as originally proposed or with a change of scope. They remain in our order backlog.

During the nine months ended September 30, 2009, when contracts were classified as terminated as a result of the further critical analysis and negotiations discussed above, we: (i) updated our estimates of amounts recognized at December 31, 2008; (ii) recorded our purchase obligations to suppliers at the full amounts we are contractually committed to pay such suppliers; (iii) determined the amounts that we expect to recover from the sale of any inventory related to such contracts on the basis of the net realizable value of such inventory and recorded this amount as inventory in transit from suppliers; (iv) recorded claims for the amounts that we are owed by customers as a result of not proceeding with their contracts, including cancellation costs due under the contract, less the amounts of any advance payments received; and (v) created a provision for those amounts that we believe we are unlikely to collect from the customer. For more information, please see the section entitled, “Provisions for Terminated Customer Contracts”.

Provisions for Restructuring Costs

As a result of the 2008 financial crisis, we expect the dramatic changes in world credit markets and the global recession will continue to have a negative impact on our customers’ future expenditure programs. In anticipation of expected lower order intake, we have fundamentally restructured our business model.

Our restructuring program will align capacities to changes in market demands, allocate resources depending on geographical needs and focus on markets and equipment that will meet our objective of offering cost effective solutions to our customers. In connection with our restructuring program, on October 7, 2009, we completed the divestment of our coal and minerals customer group, exclusive of our roller press technologies and capabilities, and our workshop in Cologne, Germany. In the first half of 2009, a provision was set up for restructuring costs related to the shut-down of the workshop in Cologne. As a result of the divestment transaction, certain of the provisions set up in the first quarter of 2009 for restructuring costs related to the closure of the Cologne workshop were reversed as at September 30, 2009. For more information, please see the section entitled, “Restructuring Activity”.

Long-Lived Assets Held for Sale

In connection with our restructuring program, in early October, 2009, we divested our coal and minerals customer group, exclusive of our roller press technologies and capabilities, and our workshop in Cologne, Germany. CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations (“CICA 3475”), requires that a long-lived asset should be classified as held for sale if all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell; (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer and other actions required to complete the sale plan have been initiated; (d) the sale is probable and is expected to qualify for recognition as a completed sale within one year, except as permitted by CICA 3475; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its fair value; and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We did not adopt CICA 3475 in the first half of 2009 because we were not certain that we would complete the divestment of our coal and minerals customer group and the Cologne workshop within one year. In the event that we could not divest the assets, we contemplated shutting down those operations. As such, we did not meet the conditions described above as required by CICA 3475. However, as of September 30, 2009, as the uncertainty of selling within one year was removed, all of the above conditions were met and, therefore, we determined to apply CICA 3475 as of September 30, 2009. As a result, the assets and related liabilities are presented separately as held for sale in our balance sheet for the current period.

We have concluded that the disposition of our workshop and coal and minerals customer group, exclusive of our roller press technologies and capabilities, does not result in the disposal group being classified as discontinued operations for accounting purposes under Canadian GAAP. The divestment of the coal and minerals customer group and the workshop, exclusive of the roller press technologies and capabilities, is not presented as discontinued operations as it cannot be clearly distinguished from our ongoing operations and we will continue to have involvement in the business through retaining our roller press technologies and capabilities subsequent to closing. Going forward, revenues from our roller press technologies and capabilities will be classified as part of our cement customer group rather than our coal and minerals customer group, notwithstanding that we will continue to supply roller presses to customers in the coal and minerals industries. Pursuant to the sale agreement, we agreed to grant the buyer the right to continue to manufacture the roller press for us for a period of three years from the closing date, provided this is done on normal commercial terms. Further, for a period of three years, we will offer the Cologne workshop contracts to manufacture equipment required for our cement business that have traditionally been manufactured at the workshop and the buyer has agreed to undertake such orders on a priority basis.

Changes in Accounting Policies including Initial Adoption

International Financial Reporting Standards

In 2006, Canada’s Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

In June 2008, Canadian Securities Administrators issued a staff notice which states that staff recognize that some issuers might want to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, the mandatory date for changeover to IFRS for Canadian publicly accountable enterprises, and staff are prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011.

The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.

We have not completed development of our IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions. We expect to complete our project scoping, which will include a timetable for assessing the impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements, by December 31, 2009.

We are required to qualitatively disclose the implementation impacts in conjunction with our 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. We are continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on our future financial position and results of operations is not reasonably determinable or estimable. Further, we anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of this disclosure required and any necessary systems changes to gather and process the information.

Adoption of New GAAP in 2009

Effective January 1, 2009, we adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. The adoption of this new accounting standard did not have any material impact on our financial position as of January 1, 2009.

During the current period, we also adopted amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement. The adoption of these amendments did not have any material impact on our financial position as of January 1, 2009.

Business Combinations

AcSB issued CICA Handbook Section 1582, Business Combinations, in January 2009 to replace Section 1581. This new standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier application is permitted. CICA Handbook Sections 1582, 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, should be applied at the same time. We are reviewing the requirements of these new standards.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

We did not have any guarantees (which meet the definition of a guarantee pursuant to AcSB’s AcG 14, Disclosure of Guarantees) outstanding as of September 30, 2009 or December 31, 2008.

As at September 30, 2009, we had credit facilities of up to a maximum of $490.0 million with banks which issue bonds and bank guarantees for our industrial plant engineering and equipment supply contracts. As of September 30, 2009, $213.5 million of the available credit facilities amount has been committed and there are no bonding claims outstanding against such credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as at	Less than	2 – 3	4 – 5	More than
December 31, 2008	1 Year	Years	Years	5 Years	Total

Long-term debt obligations	$277	$11,728	$—	$—	$12,005
Operating lease obligations	3,772	2,694	2,580	828	9,874
Purchase obligations(1)	293,547	—	—	—	293,547
Other long-term liabilities reflected on our balance sheet under GAAP(2)	—	8,344	—	—	8,344

Total	$297,596	$22,766	$2,580	$828	$323,770

(1)	Purchases to complete our industrial plant engineering and equipment supply contracts which are accounted for by the percentage-of-completion accounting method.

(2)	Not including pension obligations.

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2008) during the nine-month period ended September 30, 2009 that are outside the ordinary course of our business.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations and certificates of deposit.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2009 and September 30, 2009, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

On May 12, 2009, we entered into and completed an agreement with Mass Financial for the redemption of the preferred shares of Mass Financial and its former subsidiary and the payment of accrued dividends on the preferred shares of Mass Financial. For more information, please see the section entitled “Settlement of Investment in Preferred Shares of Mass Financial and its Former Subsidiary”.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates in which we have a significant equity interest (10% or more) or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

Continuing Operations

Transactions with related parties during the current nine-month period:

(United States
dollars in thousands)

Dividend income on common shares(1)	$154
Royalty expense paid and payable(1)	(374)
Fee expense for managing resource property	(539)
Fee expense for management services, including expense reimbursements	(1,890)
Management fee to a corporation in which our former Chief Executive Officer has an ownership interest	(166)
Interest income	173
Interest expense	(447)
Fee and other income	494

(1)	Included in income from interest in resource property.

Balances with related parties at September 30, 2009:

Notes receivable, non-current	$12,214
Accrued interest receivable	207
Due from related parties	517
Due to related parties	467

Financial Instruments and Other Instruments

We are exposed to market risks from changes in interest rates, foreign currency exchange rates and equity prices, which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers and internal auditors to perform audits and checking functions to ensure that company procedures and policies are complied with.

We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts. In the period ended September 30, 2009, we were predominantly entering into conservative hedging instruments such as forwarding contracts in order to mitigate currency fluctuations.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

For more information about specific market risks we are exposed to, please see information under the section entitled “Quantitative and Qualitative Disclosures About Market Risk” in our annual report on Form 20-F.

Outstanding Share Data

Our shares are listed on the New York Stock Exchange under the symbol “KHD”. Effective September 10, 2007, we effected a forward stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. As at November 16, 2009, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	30,259,911(1)

(1)	Based on our consolidated financial statements. This number does not include 5,875,617 common shares owned by five wholly-owned subsidiaries.

As at November 16, 2009, our company had the following options granted and outstanding:

Type	Number	Exercise Price	Expiry Date

Options	126,116	$13.06	May 17, 2016
Options	200,002	$26.85	May 17, 2017
Options	66,664	$29.25	June 28, 2017
Options	199,996	$31.81	May 19, 2018
Options	66,664	$31.53	June 30, 2018

In 2008, our compensation committee retained the services of an international compensation consultant to assist with the redesign of our executive compensation program. As a result, our board of directors has approved certain changes with respect to executive compensation for fiscal year 2009. One of the changes is the establishment of a uniform compensation program, based on industry comparatives, developed by our compensation committee in consultation with the consultant. In connection with the establishment of the uniform compensation program, on October 25, 2009, we entered into employment agreements with our executive officers that replaced prior employment agreements or more informal employment offer letters that, until now, have governed the terms of the compensation of the respective officers. The agreements are effective as of January 1, 2009. Our new executive compensation program consists of short-term, operational and strategic targets set by our company against which executive incentive compensation will be determined. As a result of the implementation of the new incentive program, 72,500 options previously granted to executives under our old equity compensation plan were voluntarily forfeited as of October 25, 2009.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at September 30, 2009. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with U.S. GAAP as required by National Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred during the nine-month period ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this quarterly report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Business

The worldwide macroeconomic downturn has reduced and could continue to reduce the demand for our industrial plant engineering and equipment supply business, the amount of royalty we receive from the Wabush iron ore mine and the value of our financial assets, and therefore may have a continuing material adverse effect on our financial results. The recent industry trends of demand growth, consolidation and capital expenditures have moderated. Many of our customers are facing liquidity problems and some are revisiting their capital expenditure plans. As a result, the market price of our common shares has declined and may continue to decline.

The ongoing economic crisis has had a significant negative impact on virtually every segment of the world economy due to many factors including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker and cement experience demand cycles that are highly correlated to the general economic environment, which are sensitive to a number of factors outside of our control. If such end-use markets for clinker and cement significantly deteriorate due to these macroeconomic effects, our business, financial condition and results of operations will likely be materially and adversely affected. In addition, these macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, will likely result in a continued decrease in commercial and industrial demand for our services and products, which will have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our products and services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in the demand for the design and construction of plant systems or equipment that produce or process clinker and cement. Reduced demand for our products and services and pricing pressures will adversely affect our financial condition and results of operations. In addition, in periods of recession or periods of minimal economic growth, the demand for steel and iron ore usually decreases significantly and results in a drop in the price for iron ore. Such decreases in the demand for iron ore and the resulting decrease in price for iron ore will lead to a decrease in the royalty we receive from the Wabush iron ore mine and could have a material adverse effect on our financial results. We cannot predict the timing or duration of the current economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the industrial plant engineering and equipment supply industry, and cannot predict the extent to which the current economic slowdown and macroeconomic events will impact our business. However, the uncertainty regarding the financial markets and worldwide political and economic climates are expected to continue to affect the demand for our products and services during the coming months. The market price of our common shares may decrease if investors have concerns that our business, financial condition and results of operations will continue to be negatively impacted by the worldwide macroeconomic downturn.

The worldwide macroeconomic downturn has resulted in the prolonging or cancellation of some of our customers’ projects and may negatively affect our customers’ ability to make timely payment to us. Further, it may result in a further decrease in the demand for our products or services. Any of these may have a material adverse effect on our operating results and financial condition.

Any downturn in the industrial plant engineering and equipment supply industry or in the demand for cement or other related products may be severe and prolonged, and any failure of the industry or associated markets to fully recover from a downturn could seriously impact our revenue and harm our business, financial condition and results of operations. During a downturn, the timing and implementation of some of our larger customer projects may be affected. Some projects may be prolonged or even discontinued or cancelled. As at December 31, 2008, we classified $159.2 million of the contracts in our order backlog as at risk. The at risk contracts in our order backlog primarily fell into two categories: (i) projects where the clients were considering changes in the scope of such projects, and (ii) projects where clients required additional financing to continue to completion. As a result of further critical analysis and continuing customer negotiations in the current quarter ended September 30, 2009, we determined that more at risk contracts should be terminated. At September 30, 2009, these terminated contracts, aggregating $95.8 million, were officially cancelled and removed from the order backlog. We may receive indications from other customers that contract variations or cancellations are a possibility, although we cannot provide any assurance as to the eventual amounts of such contracts due to the uncertainty of current and future economic conditions and other factors which are beyond our control.

Furthermore, our customers may face deterioration of their business, cash flow shortages, and difficulty gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. In certain emerging markets, customers have obtained bank guarantees or credit insurance to support credit extended to them. As these expire, there can be no assurance that such customers will be able to renew or extend the credit support previously made available. If we fail to understand the financial position or strategic intent of our key customers, there is a risk that such customers could cancel their contracts or default on project payments which could have a negative impact on our business and results of operations. In addition, our suppliers may be experiencing similar conditions, which may adversely affect their ability to fulfill their obligations to us, which could result in product delays, increased accounts receivable defaults and inventory challenges. If any of these things occur, there could be an adverse impact on our financial results, we may be required to increase our allowance for doubtful accounts and our revenues would be negatively impacted. Additionally, some of our competitors may become more aggressive in their pricing practices, which could adversely impact our gross margin. Accordingly, our operating results may vary significantly as a result of the general conditions in the industrial plant engineering and equipment supply industry, which could cause large fluctuations in our share price. Additionally, the combination of our lengthy sales cycle coupled with challenging macroeconomic conditions could have a negative impact on the results of our operations.

Due to the worldwide economic downturn, we have undertaken a restructuring program to improve the profitability, competitiveness and efficiency of our business. We may not be able to effectively complete our restructuring program and our restructuring program may not result in the expected benefits, which may have a material adverse effect on our operating results.

In the first quarter of 2009, we announced the implementation of a restructuring program to streamline our organization and reduce operating costs in order to address the worldwide economic downturn and its expected effects on our and our customers’ businesses. As part of this restructuring program, we have divested our coal and minerals customer group, exclusive of our roller press technologies and capabilities, and our workshop in Cologne, Germany, which will, together with our other restructuring efforts, reduce our workforce over the next 15 months to a level commensurate with our business activity. There are several risks inherent in our efforts to complete our restructuring program. The program may involve higher costs or a longer timetable than we currently anticipate. The program may impair our ability to remain competitive in the markets in which we compete and to operate effectively. In addition, the program may have other consequences, such as attrition beyond our planned reduction in workforce or a negative effect on employee morale and our competitors may seek to gain a competitive advantage over us. We may not be able to effectively complete our restructuring program as planned and the program may not result in the expected benefits, any of which may have a material adverse effect on our operating results.

Failure to manage our market, product and service portfolio effectively and to develop an effective marketing and sales strategy to leverage market position in key geographical regions may adversely affect our financial condition and results of operations.

We have a global portfolio of products and opportunities. Failure to manage this portfolio effectively could have a material impact on our business. We conduct regular reviews of our market, product and service portfolio balance, as appropriate, looking at numerous factors, including market weighting, geographical weighting and political risk. Nevertheless, we may still be exposed to risk factors such as shifts in the demand for our products and services in certain geographies; adverse changes in the business environment; increased taxes; and government regulation. Failure to successfully develop or implement a marketing and sales strategy could have an adverse effect on our business. This marketing strategy includes opportunity identification, identifying key customer requirements and targeting key opportunities and quality projects that fit within our strategy. Inability to leverage our market position in key countries and segments could also have a material adverse effect on our strategy in the long-term.

Failure to successfully deliver and implement major projects in line with established project and business plans may adversely affect our results of operation and financial condition.

Our future revenues and profits are, to a significant extent, dependent upon the successful completion of major projects within budget, cost and specifications. The delivery of such projects is subject to health and safety, sub-surface, technical, commercial, legal, contractor and economic risks. During the pre-tender and tender phases, projects are subject to a number of sub-surface, engineering, stakeholder, commercial and regulatory risks. The principal risk prior to tender is failure to accurately assess a project’s schedule and cost, leading to margin erosion or negative returns. Development projects may be delayed or unsuccessful for many reasons, including: cost and time overruns of projects under construction; failure to comply with legal and regulatory requirements; equipment shortages; availability, competence and capability of human resources and contractors; and mechanical and technical difficulties. Projects may also require the use of new and advanced technologies, which can be expensive to develop, purchase and implement and which may not function as expected. In the event that we fail to successfully deliver and implement major projects in line with project and business plans, our results of operations and financial condition may be adversely affected.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as health and safety incidents or natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruptions and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

Changes in the cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, political and social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement and other related products. If the demand for cement and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Failure to attract, motivate and retain skilled personnel may have a material adverse effect on our business and results of operations.

Our future direction and success depends on the constant review and development of an appropriate business model and strategy that is aligned with the current business environment and the strengths of our company. The development, communication and implementation of the strategy will depend on generating sustainable options for the future and alignment between various stakeholders, including our customer service centers and our regional strategies. This will require the right management skills and leadership to deliver success. Our performance and ability to mitigate these and other significant risks within our control depend on the skills and efforts of our employees and management teams. Future success will depend to a large extent on the continued ability to attract, retain, motivate and organize highly skilled and qualified personnel. This in turn will be impacted by competition for human resources. Loss of the services of key people or an inability to attract and retain employees with the right capabilities and experience, may have a material adverse effect on our business and results of operations.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business and failure to understand the competitive landscape could lead to a decrease of our market share.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business and failure to understand the competitive landscape, which includes competitors with greater resources and capital than us, could lead to a decrease of our market share.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively affect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. Other business risks include warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labour problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Failure to identify and interpret correctly global or local regulations and legislation may impact our financial position or the reputation of our company.

Our business activities are conducted in many different countries and are therefore subject to a broad range of legislation and regulation. We face value erosion if we do not identify or interpret correctly these regulations, respond to changes in market rules and ensure compliance with same. Many of the countries in which we conduct, and expect to conduct, business have recently developed, or are in the process of developing, new regulatory and legal structures. These regulatory and legal structures, and their interpretation and application by administrative agencies, may be untested and specific to a given market. Any changes in the regulatory climate in which our company operates may potentially have a material impact on our business. Failure to meet regulatory and legislative requirements may have a material adverse effect on our reputation and may expose our company to financial penalties.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in Iran, Sudan, Cuba and Syria, countries that the United States State Department has designated as state sponsors of terrorism. This business primarily relates to the provision of spare parts. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

We are exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

Any significant inflation or deflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial condition.

Deflation is the risk that prices throughout the economy may decline, which may reduce the amount of royalty we receive from our interest in the Wabush iron ore mine. Deflation may also result in the decrease of the price of cement which may result in our customers delaying or cancelling projects. Any such delays or cancellations could result in reduced demand for our products and services, which may adversely affect our business, results of operations and financial condition.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labour unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when such agreements expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, violates the intellectual property of others or if our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

We are exposed to various counterparty risks which may adversely impact our financial position, results of operations, cash flows and liquidity.

The challenging credit environment since 2008 has highlighted the importance of governance and management of credit risk. Our exposure to credit risk takes the form of a loss that would be recognized in the event that counterparties failed to, or were unable to, meet their payment obligations. Such risk may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, the investment of surplus cash balances and amounts owed to us by one of our former subsidiaries pursuant to two promissory notes. The current credit crisis could also lead to the failure of companies in our sector, potentially including partners, contractors and suppliers.

We have exposure to the financial condition of our various lending, investment and derivative counterparties. With respect to derivative counterparties, we are periodically party to derivative instruments to hedge our exposure to foreign currency exchange rate fluctuation. As of September 30, 2009, we were party to foreign currency contracts with a notional value of approximately $7.4 million. The counterparties to these contracts are commercial banks. On the maturity dates of these contracts, the counterparties are potentially obligated to pay us the net settlement value. If any of the counterparties to these derivative instruments were to liquidate, declare bankruptcy or otherwise cease operations, they may not satisfy their obligations under these derivative instruments. In addition, we may not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment. If we were not able to replace the derivative position, we would be exposed to a greater level of foreign currency exchange rate risk which could lead to additional losses.

With respect to lending and investment counterparties, current market conditions may increase counterparty risks related to our cash equivalents, restricted cash, short-term cash deposits, receivables and equity securities (including preferred shares). We have deposited our cash and cash equivalents (including restricted cash) and term deposits with reputable financial institutions with high credit ratings. As at September 30, 2009, our company and its subsidiaries had cash and cash equivalents aggregating $293.5 million with one bank in Austria. If any such counterparties are unable to perform their obligations, we may, depending on the type of counterparty arrangement, experience a significant loss of liquidity or a significant economic loss. Changes in the fair value of these items may adversely impact our financial position, results of operations, cash flows and liquidity.

Our bonding facility is provided by a syndicate of six banks. All banks in the syndicate are highly rated, with three located in Austria and three in Germany. The bonding facility is secured for one year and utilization rates are well below available limits. We do not have significant unutilized credit lines. The counterparties to our derivative contracts are highly rated Austrian and Indian banks. The Austrian, German and Indian governments all have announced that resources are available to support their banking systems.

Our ability to utilize financial resources may be restricted because of tightening and/or elimination of unsecured credit availability with counterparties. If we are unable to utilize such financial resources, we may be exposed to greater risk with respect to our ability to manage exposures to fluctuations in foreign currencies, interest rates, and lead prices.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our constating documents contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our constating documents contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative actions or proceedings to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may increase the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of such currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in such currencies and an appreciation of such currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in such currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2009

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2009.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at September 30, 2009 and the related consolidated statements of operations and retained earnings, comprehensive income and cash flows for the three- and nine-month periods then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian GAAP.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2009 and December 31, 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$407,423	$409,087
Securities	6,034	2,987
Restricted cash	27,135	32,008
Accounts receivable, trade	77,904	62,760
Other receivables	22,864	28,313
Inventories	78,112	110,161
Contract deposits, prepaid and other	55,610	58,694
Future income tax assets	6,238	7,679
Assets held for sale	26,600	—

Total current assets	707,920	711,689
Non-current Assets
Notes receivable	12,214	—
Property, plant and equipment	1,738	2,489
Interest in resource property	26,975	24,861
Equity method investments	43	325
Future income tax assets	14,099	6,339
Investment in preferred shares of former subsidiaries	—	19,125
Other non-current assets	872	830
Assets held for sale	302	—

Total non-current assets	56,243	53,969

	$764,163	$765,658

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$138,484	$178,582
Progress billings above costs and estimated earnings on uncompleted contracts	148,964	171,843
Advance payments received from customers	13,033	11,331
Income tax liabilities	8,671	9,112
Deferred credit, future income tax assets	2,676	4,212
Accrued pension liabilities, current portion	2,119	2,158
Provision for warranty costs, current portion	27,294	30,856
Provision for restructuring costs	10,404	—
Provision for supplier commitments on terminated customer contracts	22,546	23,729
Liabilities related to assets held for sale	21,574	—

Total current liabilities	395,765	431,823
Long-term Liabilities
Long-term debt, less current portion	11,891	11,313
Accrued pension liabilities, less current portion	29,652	29,209
Provision for warranty costs, less current portion	16,208	7,524
Deferred credit, future income tax assets	4,389	4,176
Future income tax liability	12,092	7,646
Other long-term liabilities	6,809	8,344
Liabilities related to assets held for sale	2,404	—

Total long-term liabilities	83,445	68,212

Total liabilities	479,210	500,035
Minority Interests	5,177	3,709
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	143,826	143,826
Treasury stock	(96,157)	(93,793)
Contributed surplus	7,413	7,623
Retained earnings	156,907	155,681
Accumulated other comprehensive income	67,787	48,577

Total shareholders’ equity	279,776	261,914

	$764,163	$765,658

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Nine Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2009	2008

Revenues	$366,208	$474,672
Cost of revenues	296,160	384,559
Reduction in loss on terminated customer contracts	(76)	—

Gross profit	70,124	90,113
Income from interest in resource property	8,552	23,654
Selling, general and administrative expense	(55,467)	(39,735)
Stock-based compensation recovery (expense) — selling, general and administrative	210	(3,407)
Restructuring costs	(10,836)	—

Operating income	12,583	70,625

Interest income	5,962	16,595
Interest expense	(2,024)	(1,780)
Foreign currency transaction losses, net	(733)	(1,369)
Share of loss of equity method investee	(278)	(40)
Loss on settlement of investment in preferred shares of former subsidiaries	(9,538)	—
Other income (expense), net	3,038	(5,181)

Income before income taxes and minority interests from continuing operations	9,010	78,850
Provision for income taxes:
Income taxes	(5,374)	(15,150)
Resource property revenue taxes	(1,941)	(5,104)

	(7,315)	(20,254)

Income before minority interests from continuing operations	1,695	58,596
Minority interests	(469)	(691)

Net income	1,226	57,905
Retained earnings, beginning of the period	155,681	162,633

Retained earnings, end of the period	156,907	220,538
Accumulated other comprehensive income	67,787	74,415

Total of retained earnings and accumulated other comprehensive income	$224,694	$294,953

Basic earnings per share	$0.04	$1.91

Diluted earnings per share	$0.04	$1.89

Weighted average number of common shares outstanding
— basic	30,385,985	30,360,179
— diluted	30,385,985	30,628,990

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Three Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2009	2008

Revenues	$148,233	$193,596
Cost of revenues	122,433	157,022
Reduction in loss on terminated customer contracts	(2,127)	—
Restructuring costs, reversal of write-down of inventories	(1,121)	—

Gross profit	29,048	36,574
Income from interest in resource property	4,630	9,460
Selling, general and administrative expense	(17,950)	(12,820)
Stock-based compensation expense — selling, general and administrative	(206)	(1,281)
Restructuring costs	(4,063)	—

Operating income	11,459	31,933

Interest income	2,014	5,720
Interest expense	(610)	(819)
Foreign currency transaction (losses) gains, net	(1,413)	7,652
Share of (loss) gain of equity method investee	(257)	9
Other income (expense), net	1,973	(2,219)

Income before income taxes and minority interests from continuing operations	13,166	42,276
Provision for income taxes:
Income taxes	(4,110)	(9,044)
Resource property revenue taxes	(1,052)	(2,013)

	(5,162)	(11,057)

Income before minority interests from continuing operations	8,004	31,219
Minority interests	(529)	(415)

Net income	7,475	30,804
Retained earnings, beginning of the period	149,432	189,734

Retained earnings, end of the period	156,907	220,538
Accumulated other comprehensive income	67,787	74,415

Total of retained earnings and accumulated other comprehensive income	$224,694	$294,953

Basic earnings per share	$0.25	$1.01

Diluted earnings per share	$0.25	$1.01

Weighted average number of common shares outstanding
— basic	30,259,911	30,514,255
— diluted	30,259,911	30,649,899

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Nine Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008

Net income for the period	$1,226	$57,905
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	19,210	(21,261)

Other comprehensive income (loss)	19,210	(21,261)

Comprehensive income for the period	$20,436	$36,644

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008

Net income for the period	$7,475	$30,804
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations	14,227	(21,780)

Other comprehensive income (loss)	14,227	(21,780)

Comprehensive income for the period	$21,702	$9,024

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Nine Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008

Cash flows from continuing operating activities
Income from continuing operations	$1,226	$57,905
Adjustments for:
Amortization and depreciation	2,733	2,677
Foreign currency transaction losses, net	733	1,369
Minority interests	469	691
(Gain) loss on short-term securities	(2,733)	7,707
Stock-based compensation (recovery)	(210)	3,407
Future income taxes	(1,915)	10,902
Reduction in loss on terminated customer contracts	(76)	—
Restructuring costs, asset impairment charges	227	—
Loss on settlement of investment in preferred shares of former subsidiaries	9,538	—
Changes in operating assets and liabilities,
net of effects of acquisitions and dispositions
Short-term cash deposits	—	(28,624)
Short-term securities	(1)	(1,134)
Restricted cash	6,061	(8,715)
Receivables	(30,591)	(22,500)
Inventories	36,809	14,736
Contract deposits, prepaid and other	2,771	(33,041)
Accounts payable and accrued expenses	(37,250)	18,907
Progress billings above costs and estimated earnings on uncompleted contracts, net	(26,736)	26,206
Advance payments received from customers	6,197	2,270
Income tax liabilities	(850)	(13,636)
Provision for warranty costs	5,494	(2,350)
Provision for restructuring costs	10,404	—
Provision for supplier commitments on terminated customer contracts	(4,644)	—
Other	482	54

Cash flows (used in) provided by continuing operating activities	(21,862)	36,831
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(970)	(1,633)
Purchases (disposition) of subsidiaries, net of cash acquired (disposed)	(771)	(1,102)
Settlement of investment in preferred shares of former subsidiaries	6,195	—
Other	—	(1,709)

Cash flows provided by (used in) continuing investing activities	4,454	(4,444)
Cash flows from continuing financing activities
Debt repayments	—	(503)
Issuance of shares	—	4,370

Cash flows provided by continuing financing activities	—	3,867
Exchange rate effect on cash and cash equivalents	19,676	(17,667)

Increase in cash and cash equivalents	2,268	18,587
Cash and cash equivalents, beginning of period	409,087	354,397

Cash and cash equivalents, end of period	$411,355	$372,984

Cash and cash equivalents at end of period consisted of:
Cash	$392,665	$372,984
Money market funds	18,690	—

	$411,355	$372,984

Continuing operations	$407,423	$372,984
Held for sale	3,932	—

	$411,355	$372,984

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended September 30, 2009 and 2008
(Unaudited)
(United States Dollars in Thousands)

	2009	2008

Cash flows from continuing operating activities
Income from continuing operations	$7,475	$30,804
Adjustments for:
Amortization and depreciation	824	911
Foreign currency transaction (gains) losses, net	1,413	(7,652)
Minority interests	529	415
(Gain) loss on short-term securities	(1,940)	4,056
Stock-based compensation	206	1,281
Future income taxes	(2,070)	5,634
Reduction in loss on terminated customer contracts	(2,127)	—
Restructuring costs, reversal of inventory write-down	(1,121)	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	1,591	(20,394)
Short-term securities	(1)	(2,364)
Restricted cash	1,516	(1,977)
Receivables	(30,884)	(6,692)
Inventories	23,408	(4,429)
Contract deposits, prepaid and other	(249)	(9,735)
Accounts payable and accrued expenses	23,598	20,136
Progress billings above costs and estimated earnings on uncompleted contracts, net	(801)	(22,099)
Advance payments received from customers	5,625	(11,923)
Income tax liabilities	2,738	(738)
Provision for warranty costs	5,380	1,123
Provision for restructuring costs	3,858	—
Provision for supplier commitments on terminated customer contracts	(4,644)	—
Other	184	516

Cash flows provided by (used in) continuing operating activities	34,508	(23,127)
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(348)	(571)
Purchases (disposition) of subsidiaries, net of cash acquired (disposed)	(77)	(181)
Settlement of investment in preferred shares of former subsidiaries	4,730	—
Other	—	(924)

Cash flows provided by (used in) continuing investing activities	4,305	(1,676)
Cash flows from continuing financing activities
Debt repayments	—	(308)
Issuance of shares	—	217

Cash flows used in continuing financing activities	—	(91)
Exchange rate effect on cash and cash equivalents	17,381	(27,896)

Increase in cash and cash equivalents	56,194	(52,790)
Cash and cash equivalents, beginning of period	355,161	425,774

Cash and cash equivalents, end of period	$411,355	$372,984

Cash and cash equivalents at end of period consisted of:
Cash	$392,665	$372,984
Money market funds	18,690	—

	$411,355	$372,984

Continuing operations	$407,423	$372,984
Held for sale	3,932	—

	$411,355	$372,984

The accompanying notes are an integral part of these consolidated financial statements.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Unaudited)

Note 1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousands (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.	Nature of Operations

The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. The Company also holds an indirect interest in the Wabush iron ore mine in Canada.

Note 3.	Accounting Policy Developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

In June 2008, Canadian Securities Administrators issued a staff notice which states that staff recognize that some issuers might want to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, the mandatory date for changeover to IFRS for Canadian publicly accountable enterprises, and staff are prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011.

The Company is required to qualitatively disclose its implementation impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. The Company is in the process of assessing the impacts of the Canadian convergence initiative on its financial statements

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets. During the current period, the Company also adopted

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amendments to Handbook Section 3855, Financial Instruments — Recognition and Measurement. The adoption of this new accounting standard and amendments does not have any material impact on the Company’s financial position as of January 1, 2009.

Note 4.	Earnings per Share

Earnings per share data for the periods ended September 30 from operations is summarized as follows:

Nine Months Ended September 30	2009	2008

Earnings from continuing operations available to common shareholders	$1,226	$57,905

	Number of Shares
	2009	2008

Weighted average number of common shares outstanding — basic	30,385,985	30,360,179
Effect of dilutive securities
Options	—	268,811

Weighted average number of common shares outstanding — diluted	30,385,985	30,628,990

Three Months Ended September 30	2009	2008

Earnings from continuing operations available to common shareholders	$7,475	$30,804

	Number of Shares
	2009	2008

Weighted average number of common shares outstanding — basic	30,259,911	30,514,255
Effect of dilutive securities
Options	—	135,644

Weighted average number of common shares outstanding — diluted	30,259,911	30,649,899

Note 5.	Stock-based Payments

The Company has a stock option plan and an equity incentive plan. Following is a summary of the changes in stock options during the current period:

Outstanding at December 31, 2008	1,579,720
Granted	—
Forfeited	(847,778)
Exercised	—

Outstanding at September 30, 2009	731,942

During the current period, employees forfeited 847,778 stock options as a result of employment terminations. Accordingly, the estimated value of the stock-based compensation is adjusted to reflect differences between expected and actual forfeitures. Accordingly, the forfeiture of a significant quantity of unvested stock options resulted in a net recovery of stock-based compensation of $210 in the nine months ended September 30, 2009.

Note 6.	Settlement with Mass Financial with respect to Investment in Preferred Shares of Former Subsidiaries

As at December 31, 2008, the Company held all of the Series 2 Class B preferred shares in Mass Financial Corp. (“Mass Financial”) and preferred shares in one of its former subsidiaries having an aggregate face value of Cdn$127,866 and a financial liability of Cdn$37,000 owing to Mass Financial. The Company and Mass Financial had a legally enforceable right to set off the recognized amounts and determined to settle on a net basis or simultaneously. Accordingly, the financial asset and the financial liability were offset and the net amount was reported in the consolidated balance sheet. As at December 31, 2008, the net amount was written down to its estimated fair value of Cdn$23,420 (or $19,125). There was no change in fair value in terms of Canadian dollars between December 31, 2008 and the settlement date.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On May 12, 2009, the Company entered into and completed an agreement with Mass Financial for the settlement of the non-transferable preferred shares of Mass Financial and its former subsidiary for net consideration of Cdn$12,284, which represented the gross settlement amount of the preferred shares of Cdn$49,284 offset by the indebtedness of Cdn$37,000 owed by the Company to Mass Financial. The payment of the Cdn$12,284 was settled as follows:

(a)	Cdn$8,284 being satisfied by Mass Financial agreeing to transfer to the Company 788,201 of the Company’s common shares. 262,734 of the Company’s common shares, valued at Cdn$2,762, were delivered to the Company on May 12, 2009 and the remainder (which was equivalent to Cdn$5,522) would be delivered no later than July 20, 2009. In July 2009, Mass Financial, as permitted in the agreement, elected to deliver the remainder in cash to the Company;

(b)	Cdn$1,710 being satisfied by way of cash payment by Mass Financial to the Company on May 12, 2009;

(c)	Cdn$1,750 being satisfied by way of issuance by Mass Financial to the Company of a promissory note having a principal amount of Cdn$1,750, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equaling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer; and

(d)	Cdn$540 being satisfied by setting-off accrued and unpaid interest on indebtedness owed by the Company to Mass Financial pursuant to a loan agreement with Mass Financial dated January 31, 2006.

Mass Financial also settled Cdn$11,346 in respect of the accrued dividends on the preferred shares of Mass Financial by way of the issuance of a promissory note having a principal amount of Cdn$11,346, a term of 24 months and an interest rate of 4% per annum payable annually in cash. The note is repayable at the option of the issuer by the issuance of common shares of Mass Financial based on the number of common shares of Mass Financial equaling the amount being repaid divided by the 30-day volume weighted average trading price for the Mass Financial common shares. The promissory note can be repaid or be redeemed at any time in cash at the option of the issuer.

As a result of the settlement of the preferred shares of Mass Financial and one of its former subsidiaries, the Company recognized a loss of $9,538 (Cdn$11,136) in the second quarter of 2009.

The notes receivable due from Mass Financial are reclassified under non-current assets in the consolidated balance sheet.

Note 7.	Defined Benefit Cost

The Company maintains defined benefit plans that provide pension benefits for the employees of certain KHD companies in Europe. The Company recognized the following amounts of defined benefit cost:

	2009	2008

Nine months ended September 30	$1,156	$1,285
Three months ended September 30	343	580

Note 8.	Provision for Restructuring Costs and Assets Held for Sale

As a result of the 2008 financial crisis, the Company expects the dramatic changes in world credit markets and the global recession will continue to have a negative impact on the Company’s customers’ future expenditure programs. In anticipation of expected lower order intake, the Company is fundamentally restructuring its business model.

The Company has initiated a restructuring program to align capacities to changes in market demands, allocate resources depending on geographical needs and focus on markets and equipment that will meet the Company’s objective of offering cost effective solutions to its customers.

On March 24, 2009, the Company announced its intention to shut down the workshop in Cologne, Germany and had given official notice of shutdown to the workers’ council which represents the employees of the Company’s German subsidiary. The initiatives under the restructuring program were also to include a reduction in the international headcount and the intended divestiture of the coal and minerals customer group. Management estimated that the

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restructuring program was likely to cost approximately $30,000 in total which primarily would relate to employee severance costs, asset impairments and lease termination costs. The Company expected to recognize the loss and expenses in 2009 and 2010. As at June 30, 2009, the Company recorded a provision for restructuring costs of $7,048 which comprised $3,916 in costs associated with involuntary employment terminations, $2,630 in facilities closure and related costs (including lease termination) and $502 in currency translation adjustments.

Effective September 30, 2009, management, as duly authorized by the board of directors, committed to a plan to sell the workshop in Cologne and the Company’s coal and minerals customer group, each in their respective present conditions, to a third party subject only to terms usual and customary for sales of such assets. The sale was completed and executed in early October, 2009 and there were no significant changes to the sale plan prior to closing. Accordingly, the Company revised the estimates and reversed its provisions for facilities closure and related costs and reduced its provision for costs associated with involuntary workshop employment terminations which were recorded upon employee notification earlier in 2009. Management also revisited the 2009 and 2010 estimates for the total restructuring costs and reduced it to $12,000 (including the restructuring costs recognized to date). Management will continue to monitor the progress of the restructuring program.

In September, 2009, the Company also reached an agreement with the German workers’ council as to the target level of reduction in the number of employees, the job classifications or functions, and the specifics of the benefit arrangement which enable the employees to determine the type and amount of benefits they will receive when their employment is terminated. Management, duly authorized by the board of directors, has approved and committed the Company to the plan of termination and it is not likely that there will be significant changes to the plan. Accordingly, the Company recognized the one-time special termination benefits aggregating $9,785 in the current period.

The restructuring costs for the nine-month period ended September 30, 2009 were as follows:

Provisions:
Costs associated with involuntary employment terminations	$824
One-time special termination benefits	9,785

10,609
Impairment of fixed assets	227

Total restructuring costs	$10,836

Following is a summary of the changes in the provision for restructuring costs during the nine-month period ended September 30, 2009:

Balance as at December 31, 2008	$—
Provision during the period, excluding inventory and fixed asset write-downs	16,331
Paid and payable	(489)
Reversal resulting from the sale of the Cologne workshop	(5,722)
Currency translation adjustments	284

Balance as at September 30, 2009	$10,404

Following is a summary of the changes in the provision for restructuring costs during the three-month period ended September 30, 2009:

Balance as at June 30, 2009	$7,048
Provision	9,785
Paid and payable	(489)
Reversal resulting from the sale of the Cologne workshop	(5,722)
Currency translation adjustments	(218)

Balance as at September 30, 2009	$10,404

As at September 30, 2009, as a result of the subsequent disposal of the workshop and the coal and minerals customer group, the assets and liabilities were reclassified as held for sale as at September 30, 2009.

The divestment of the coal and minerals customer group and the workshop, exclusive of the roller press technologies and capabilities, is not presented as a discontinued operation as it cannot be clearly distinguished

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the Company’s ongoing operations and the Company will continue to have involvement in the business, through its retention of its roller press technologies and capabilities, subsequent to closing. Pursuant to the sale agreement, the Company will receive cash of $7,500 and may receive contingent payments based on unutilized severance payments for the workshop’s employees and certain other contingencies. The Company also agreed to grant the buyer the right to continue to manufacture the roller press for the Company for a period of three years from the closing date, provided this is done on normal commercial terms. Further, for a period of three years, the Company will offer the Cologne workshop contracts to manufacture equipment required for the Company’s cement business that have traditionally been manufactured at the workshop and the buyer has agreed to undertake such orders on a priority basis. The buyer has also agreed to assume certain liabilities, including pension obligations, from the Company. The disposal group has been reported in the industrial plant engineering and supply business segment.

Note 9.	Provision for Supplier Commitments on Terminated Customer Contracts

As a result of changes in the market conditions and business environment due to the 2008 financial crisis and its continuing impacts in 2009, the Company terminated work on certain customer contracts and recognized losses on the terminated customer contracts. Contracts which will not proceed have been officially cancelled and removed from the Company’s project profile.

Following is a summary of the changes in the provision for supplier commitments on the terminated customer contracts during the nine-month period ended September 30, 2009:

Balance as at December 31, 2008	$23,729
Provisions during the period	4,391
Paid and payable	(4,541)
Reductions through negotiations with suppliers	(4,203)
Reclassification to inventory reserve	2,225
Currency translation adjustments	945

Balance as at September 30, 2009	$22,546

The following is a summary of the income statement effects recorded with respect to terminated customer contracts during the nine-months ended September 30, 2009:

Provision during the period	$4,391
Reductions through negotiations with suppliers	(4,203)
Change in inventory reserve	(264)

Reduction in loss on terminated customer contracts	$(76)

The provision for supplier commitments is continuously monitored and adjusted when necessary. The final amount will be settled based on negotiations with customers and suppliers.

Note 10.	Segment Information

The Company currently operates two reportable business segments: industrial plant engineering and equipment supply, and resource property.

Summarized financial information concerning the segments is shown in the following tables:

	Nine months ended September 30, 2009
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$366,208	$—	$—	$366,208
Interest expense
External	1,554	—	470	2,024
Internal	—	—	342	342
Income (loss) from continuing operations before income taxes and minority interests	24,619	5,720	(21,329)	9,010

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine months ended September 30, 2008
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$474,672	$—	$—	$474,672
Interest expense
External	1,694	—	86	1,780
Internal	—	—	1,015	1,015
Income (loss) from continuing operations before income taxes and minority interests	67,272	20,634	(9,056)	78,850

	Three months ended September 30, 2009
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$148,233	$—	$—	$148,233
Interest expense
External	602	—	8	610
Internal	—	—	80	80
Income (loss) from continuing operations before income taxes and minority interests	13,443	3,621	(3,898)	13,166

	Three months ended September 30, 2008
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$193,596	$—	$—	$193,596
Interest expense
External	802	—	17	819
Internal	—	—	386	386
Income (loss) from continuing operations before income taxes and minority interests	36,189	8,429	(2,342)	42,276

The total assets were $764,163 and $765,658 as at September 30, 2009 and December 31, 2008, respectively. There was no material change of total assets since December 31, 2008.

The two major customer groups of industrial plant engineering and equipment supply segment are in the cement, and coal and minerals industries. For further information, see Note 8 “Assets Held for Sale”. The revenues of the industrial plant engineering and equipment supply segment can be further broken down as follows:

	Nine months ended
	September 30,
	2009	2008

Cement	$316,488	$407,252
Coal and minerals	49,720	67,420

	$366,208	$474,672

	Three months ended
	September 30,
	2009	2008

Cement	$128,449	$165,448
Coal and minerals	19,784	28,148

	$148,233	$193,596

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates in which the Company has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Company’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represent the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in the financial statements, the Company had the following transactions with related parties during the nine months ended September 30, 2009:

Nine months ended September 30, 2009:

Dividend income on common shares*	$154
Royalty expense paid and payable*	(374)
Fee expense for managing resource property	(539)
Fee expense for management services, including expense reimbursements	(1,890)
Management fee to a corporation in which the former Chief Executive Officer has an ownership interest	(166)
Interest income	173
Interest expense	(447)
Fee income	494

*	included in income from interest in resource property.

As at September 30, 2009:

Notes receivable, non-current	$12,214
Accrued interest and dividend income receivable	207
Due from related parties	517
Due to related parties	467

News Release

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
REPORTS 2009 THIRD QUARTER AND NINE-MONTH RESULTS

– New order intake of $113.0 million in the third quarter –

NEW YORK (November 16, 2009) . . . KHD Humboldt Wedag International Ltd. (NYSE: KHD) today announced results for the third quarter and nine months ended September 30, 2009. All dollar figures are in U.S. dollars.

For the three months ended September 30, 2009, KHD reported revenues of $148.2 million with a net income of $7.5 million, or $0.25 per share on a diluted basis, which included restructuring charges. This compares to revenues in the third quarter of 2008 of $193.6 million and net income for that period of $30.8 million, or $1.01 per share on a diluted basis. Our margins, excluding special charges, for the third quarter of 2009 were 17 percent as compared to 19 percent in the third quarter of 2008.

For the nine months ended September 30, 2009, KHD reported revenues of $366.2 million with a net income of $1.2 million, or $0.04 per share on a diluted basis. This compares to revenues in the first nine months of 2008 of $474.7 million and net income for that period of $57.9 million, or $1.89 per share on a diluted basis. Our margins were 19 percent for both the first nine months of 2009 and 2008.

KHD’s balance sheet remains strong. As of September 30, 2009, our cash and cash equivalents increased to $407.4 million (as compared to $356.8 at the end of the second quarter); working capital was $312.2 million; and shareholders’ equity was $279.8 million (as compared to $257.9 million at the end of the second quarter). KHD’s current ratio was 1.79 and its long-term debt-to-equity ratio was 0.04.

– MORE –

Contact Information:	Allen & Caron Inc. Joseph Allen (investors) 1 (212) 691-8087 joe@allencaron.com or Brian Kennedy (media) 1 (212) 691-8087 brian@allencaron.com	Rene Randall KHD Humboldt Wedag International Ltd. 1 (604) 683-8286 ex 224 rene.randall@khd.com

CEO Jouni Salo commented, “We are pleased to report that the third quarter showed signs of improvement both in order intake and in operating income as compared to the second quarter. The sale of the coal and minerals customer group and the Cologne workshop in early October allows us to focus on our core competencies and significantly reduces the fixed-cost base of our business. In connection with the sale, we retained the rights to our proprietary roller press technologies and capabilities which are an important part of our service business. This is a significant step in moving towards becoming a customer-focused service company providing environmentally friendly technologies.

It has also been a year since we began to see the impact of the dramatic slowdown in our main cement market and started to develop our restructuring plans. We are making good progress with the implementation of our new operating structure and now have a clear direction for KHD to create a business that is sustainable over the longer term.”

For comparative purposes, all of the following amounts for order intake and backlog were translated directly from Euros to US dollars at 1.46, the exchange rate prevailing on September 30, 2009.

Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled.

Order intake for the quarter ended September 30, 2009, was $113.0 million, an increase of 39 percent from 2008. Of this total, 31 percent came from Russia and Eastern Europe, 25 percent came from Asia, 18 percent came from the Middle East, 15 percent came from Europe and 11 percent came from Africa. Of the third quarter 2009 order intake, $76.8 million came from cement and $36.2 million from coal and minerals.

CEO Jouni Salo continued, “We are also pleased to note that cement order intake was more than three times the level of the second quarter of 2009 and 19 percent higher than the cement order intake in the third quarter of 2008.”

Order backlog as of September 30, 2009 was $626.3 million, a decrease of 41 percent from September 30, 2008. Of this, $542.7 million is associated with cement projects, which will primarily comprise our order backlog going forward.

CFO Alan Hartslief added, “At December 31, 2008, we classified $159.2 million of the contracts in our order backlog as ‘at risk’. During the third quarter of 2009, after critical analysis of these contracts and continued negotiations with the respective customers we determined that contracts aggregating $95.8 million would not be proceeding and such contracts were removed from our order backlog at September 30, 2009. The remainder of contracts previously identified as at risk are now considered to be normal contracts and remain in our order backlog.

In addition, as a result of the divestment of our Cologne workshop, we now expect that our previously estimated restructuring costs of $30.0 million will be reduced by approximately $18.0 million for this phase of restructuring. While this is presently the only phase of the restructuring program that is contemplated, future market conditions may necessitate our undertaking additional restructuring initiatives.”

Mr. Salo concluded, “There are some indications that we may expect to see some gradual improvement in market conditions. Furthermore, we have not seen any significant new project cancellations. Our customers remain cautious on capital expenditure plans, but in general we have seen some improvement in confidence over the past few months. However, this does not mean that we believe that we will return to the extremely buoyant market conditions of recent periods in the short to medium term.

“We continue to see good levels of enquiries from emerging regions such as India, North Africa and the Middle East. While we remain cautiously optimistic about market recovery and we believe that order intake is the best measure of this, we remain realistic in our expectations that 2010 and 2011 will continue to be difficult years for sales volumes. Since the fourth quarter of 2008, KHD’s focus has been, and remains, on preserving cash and positioning the company to capitalize on a recovery.

“Our restructuring programs are progressing well. We have a significant net cash position and this means we have the financial strength to complete our restructuring plans and take advantage of any opportunities that may emerge as global economies recover. We also intend to invest in developing technology to differentiate ourselves from our competitors.

This has been a very difficult year for our shareholders, our employees and our customers. Initially the changed environment was unsettling. However, with a solid plan in place and measurable progress on its implementation, we are working to meet the challenges of enhancing shareholder value through helping our customers produce cement and process minerals in a much more energy efficient and environmentally friendly manner.”

– MORE –

Shareholders are encouraged to read the entire Form 6-K, which has been filed with the SEC, for a greater understanding of KHD. The Form 6-K is also available on the Company’s website.

Today at 10:00 a.m. EST (7:00 a.m. PST), a conference call will be held to review the Company’s results. This call, with a powerpoint presentation prepared for the call, will be broadcast live over the Internet at www.khdhumboldt.com or www.earnings.com. For those wishing to access the presentation, we suggest logging in a bit early to be safe. An online archive will be available immediately following the call and will continue for seven days or to listen to the audio replay by phone, dial: 1 (888) 286 8010 using conference ID number: 43188967. International callers should dial: 1 (617) 801 6888.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement and mineral processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. The worldwide macroeconomic downturn has resulted in the prolonging or cancellation of some of some of our customers’ projects and may negatively affect our customers’ ability to make timely payment to us. Further, it may result in a further decrease in the demand for our products or services. Any of these may have a material adverse effect on our operating results and financial condition. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets the Company operates in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a continued downturn in general economic conditions in Asia, Europe, Russia, Eastern Europe, the Middle East, the United States and internationally including, the continued worldwide economic downturn resulting from the effects of the sub-prime lending and general credit market crises, volatile energy costs, decreased consumer confidence and other factors, (2)continuing decreased demand for our products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, (13) the timing and extent of our restructuring program and the restructuring charges to be incurred in connection therewith, and (14) other factors beyond our control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section in our Form 6-K filed with the Securities and Exchange Commission and the “Risks and Uncertainties” section in our MD&A filed with Canadian security regulators.

– UNAUDITED INTERIM FINANCIAL TABLES FOLLOW –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
September 30, 2009 and December 31, 2008
(Unaudited)
(U.S. Dollars in Thousands)

	2009	2008

ASSETS

Current Assets
Cash and cash equivalents	$407,423	$409,087
Securities	6,034	2,987
Restricted cash	27,135	32,008
Accounts receivable, trade	77,904	62,760
Other receivables	22,864	28,313
Inventories	78,112	110,161
Contract deposits, prepaid and other	55,610	58,694
Future income tax assets	6,238	7,679
Assets held for sale	26,600	—

	707,920	711,689
Non-current Assets
Notes receivables	12,214	—
Property, plant and equipment	1,738	2,489
Interest in resource property	26,975	24,861
Equity method investments	43	325
Future income tax assets	14,099	6,339
Investment in preferred shares of former subsidiaries	—	19,125
Other non-current assets	872	830
Assets held for sale	302	—

	56,243	53,969

	$764,163	$765,658

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (cont’d)
September 30, 2009 and December 31, 2008
(Unaudited)
(U.S. Dollars in Thousands)

	2009	2008

LIABILITIES

Current Liabilities
Accounts payable and accrued expenses	$138,484	$178,582
Progress billing above costs and estimated earnings on uncompleted contracts	148,964	171,843
Advance payments received from customers	13,033	11,331
Income tax liabilities	8,671	9,112
Deferred credit, future income tax assets	2,676	4,212
Accrued pension liabilities, current portion	2,119	2,158
Provision for warranty costs, current portion	27,294	30,856
Provision for restructuring costs	10,404	—
Provision for supplier commitments on terminated customer contracts	22,546	23,729
Liabilities related to assets held for sale	21,574	—

	395,765	431,823
Long-term Liabilities
Long-term debt, less current portion	11,891	11,313
Accrued pension liabilities, less current portion	29,652	29,209
Provision for warranty costs, less current portion	16,208	7,524
Deferred credit, future income tax assets	4,389	4,176
Future income tax liability	12,092	7,646
Other long-term liabilities	6,809	8,344
Liabilities related to assets held for sale	2,404	—

	83,445	68,212

Total liabilities	479,210	500,035

MINORITY INTERESTS	5,177	3,709

SHAREHOLDERS’ EQUITY
Common stock, without par value	143,826	143,826
Treasury stock	(96,157)	(93,793)
Contributed surplus	7,413	7,623
Retained earnings	156,907	155,681
Accumulated other comprehensive income	67,787	48,577

	279,776	261,914

	$764,163	$765,658

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended September 30, 2009 and 2008
(Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	2009	2008

Revenues	$148,233	$193,596
Cost of revenues	122,433	157,022
Reduction in loss on terminated customer contracts	(2,127)	—
Restructuring costs, reversal of write-down of inventories	(1,121)	—

Gross profit	29,048	36,574

Income from interest in resource property	4,630	9,460
Selling, general and administrative expense	(17,950)	(12,820)
Stock-based compensation — selling, general and administrative	(206)	(1,281)
Restructuring costs	(4,063)	—

Operating income	11,459	31,933

Interest income	2,014	5,720
Interest expense	(610)	(819)
Foreign currency transaction (losses), gains net	(1,413)	7,652
Share of loss of equity method investee	(257)	9
Other income (expense), net	1,973	(2,219)

Income before income taxes and minority interests	13,166	42,276
Provision for income taxes:
Income taxes	(4,110)	(9,044)
Resource property revenue taxes	(1,052)	(2,013)

	(5,162)	(11,057)

Income before minority interests	8,004	31,219
Minority interests	(529)	(415)

Net income	$7,475	$30,804

Basic earning per share	$0.25	$1.01

Diluted earnings per share	$0.25	$1.01

Weighted average of common shares outstanding
— basic	30,259,911	30,514,255
— diluted	30,259,911	30,649,899

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2009 and 2008
(Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	2009	2008

Revenues	$366,208	$474,672
Cost of revenues	296,160	384,559
Reduction in loss on terminated customer contracts	(76)	—

Gross profit	70,124	90,113
Income from interest in resource property	8,552	23,654
Selling, general and administrative expense	(55,467)	(39,735)
Stock-based compensation recovery (expense) selling general and administrative	210	(3,407)
Restructuring costs	(10,836)	—

Operating income	12,583	70,625
Interest income	5,962	16,595
Interest expense	(2,024)	(1,780)
Foreign currency transaction losses, net	(733)	(1,369)
Share of loss of equity method investee	(278)	(40)
Loss on settlement of investment in preferred shares of former subsidiaries	(9,538)	—
Other income (expense), net	3,038	(5,181)

Income before income taxes and minority interests	9,010	78,850
Provision for income taxes:
Income taxes	(5,374)	(15,150)
Resource property revenue taxes	(1,941)	(5,104)

	(7,315)	(20,254)

Income before minority interests	1,695	58,596
Minority interests	(469)	(691)

Net income	$1,226	$57,905

Basic earning per share	$0.04	$1.91

Diluted earnings per share	$0.04	$1.89

Weighted average of common shares outstanding
— basic	30,385,985	30,360,179
— diluted	30,385,985	30,628,990

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FINANCIAL SUMMARY
As of September 30, 2009
(Unaudited)
(U.S. Dollars in Thousands, Except per Share Data and Ratios)

Cash and cash equivalents	$407,423
Securities	6,034
Restricted cash	27,135
Working capital	312,155
Total assets	764,163
Shareholders’ equity	279,776
Book value per share	9.25
Current ratio	1.79
Long-term debt to equity ratio	0.04

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

By
/s/  Jouni Salo
Jouni Salo, President and Chief Executive Officer
Date: November 16, 2009